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Filed Pursuant to Rule 424(b)(1)
Registration No. 333-181225

PROSPECTUS

$130,000,000

5.75% Series C Convertible Unsecured Subordinated Debentures due 2019

and

Common Shares Issuable Upon Conversion of the Debentures

          We are selling $130,000,000 aggregate principal amount of our 5.75% series C convertible unsecured subordinated debentures due 2019 (the "Debentures"), at a price of $1,000 per $1,000 principal amount of Debentures. The Debentures have a maturity date of June 30, 2019 and bear interest at an annual rate of 5.75% payable semi-annually in arrears.

          Each Debenture will be convertible into our common shares at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by us for redemption of the Debentures at a conversion price of $17.25 per common share, being a conversion rate of approximately 57.9710 common shares per $1,000 principal amount of Debentures, subject to adjustment in accordance with the trust indenture governing the terms of the Debentures. We will not receive any proceeds from the issuance of the common shares upon conversion of the Debentures.

          The Debentures may not be redeemed by us before June 30, 2015 (except in certain limited circumstances involving a change in control). On or after June 30, 2015 and prior to June 30, 2017, we may redeem the Debentures, in whole or in part, at a redemption price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average price of our common shares on the New York Stock Exchange (the "NYSE") for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2017 and prior to the maturity date, we may redeem the Debentures, in whole or in part, at a price equal to their principal amount plus accrued and unpaid interest. See "Description of Debentures—Redemption and purchase."

          The Debentures constitute a new issue of our securities for which there is currently no public market. We have applied to list the Debentures and the common shares issuable upon the conversion of the Debentures on the Toronto Stock Exchange (the "TSX"), which listing will be subject to the Company fulfilling all of the listing requirements of the TSX. As of March 31, 2012, we had $726.1 million of debt outstanding that ranks equal with or senior to the Debentures, and we expect to incur additional debt in the future. The amount at March 31, 2012 is comprised of $72.8 million outstanding under our revolving credit facility, $193.3 million of outstanding convertible debentures and $460.0 million of outstanding senior notes. In addition, as of March 31, 2012, our subsidiaries had $72.2 million of liabilities, all of which would rank structurally senior to the Debentures. Our outstanding common shares are listed on the TSX under the symbol "ATP" and on the NYSE under the symbol "AT." The last reported sale price of our common shares on June 25, 2012 on the TSX and the NYSE was Cdn$13.69 and $13.30 per common share, respectively. See "Exchange rate information" on page 23 for information regarding the exchange rate between Canadian dollars and U.S. dollars.

          Investing in the Debentures involves risks. You should read the section entitled "Risk factors" beginning on page 15 of this prospectus for a discussion of certain risk factors you should consider before buying the Debentures.

          Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Debenture	Total
Public offering price	$1,000	$130,000,000
Underwriting discount	$40	$5,200,000
Proceeds (before expenses) to us	$960	$124,800,000

          Book-entry only certificates representing the Debentures offered by this prospectus will be issued in registered form to CDS Clearing and Depository Services Inc. ("CDS") or its nominee as registered global securities and will be deposited with CDS on the date of issue of the Debentures, which is expected to occur on or about July 5, 2012 or such later date as we and the underwriters may agree, but in any event no later than July 17, 2012.

Book-Running Manager
TD Securities
Co-Lead Manager
BMO Capital Markets
Co-Managers
CIBC	RBC Capital Markets
NBF Securities (USA) Corp.	Scotiabank
Desjardins Capital Markets
Macquarie Capital Markets Canada Ltd.

The date of this prospectus is June 26, 2012.

        You should rely only on information contained in this document or to which we have referred you. We have not, and our underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared or, for purchasers in Canada, the Canadian prospectus relating to this offering. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. This document may only be used where it is legal to sell these securities.

        As used in this prospectus, the terms "Atlantic Power," the "Company," "we," "our" and "us" refer to Atlantic Power Corporation, together with those entities owned or controlled by Atlantic Power Corporation, unless the context indicates otherwise. Unless otherwise noted, all references to "Cdn$" and "Canadian dollars" are to the lawful currency of Canada and all references to "$," "US$" and "U.S. dollars" are to the lawful currency of the United States. This prospectus includes our trademarks and other trade names identified herein. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

        The following summary may not contain all the information that may be important to you or that you should consider before deciding to purchase any Debentures and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus, especially the risks set forth under the heading "Risk factors" in this prospectus, as well as the financial and other information included or incorporated by reference herein, before making an investment decision.

 Atlantic Power Corporation

        Atlantic Power Corporation owns and operates a diverse fleet of power generation and infrastructure assets in the United States and Canada. Our power generation projects sell electricity to utilities and other large commercial customers largely under long-term power purchase agreements ("PPAs"), which seek to minimize exposure to changes in commodity prices. Our power generation projects in operation have an aggregate gross electric generation capacity of approximately 3,397 megawatts (or "MW") in which our aggregate ownership interest is approximately 2,141 MW. Our current portfolio consists of interests in 31 operational power generation projects across 11 states in the United States and two provinces in Canada and a 500-kilovolt 84-mile electric transmission line located in California. In addition, we have one 53 MW biomass project under construction in Georgia and one approximately 300 MW wind project under construction in Oklahoma. We also own a majority interest in Rollcast Energy Inc. ("Rollcast"), a biomass power plant developer in North Carolina. Twenty-three of our projects are wholly-owned subsidiaries.

        The following map shows the location of our currently-owned projects, including joint venture interests, across the United States and Canada:

	Project Name	Location	Fuel Type	Total MW	Ownership Interest	Net MW
1	Auburndale	Auburndale FL	Natural Gas	155	100%	155
2	Badger Creek	Bakersfield CA	Natural Gas	46	50%	23
3	Cadillac	Cadillac MI	Biomass	40	100%	40
4	Calstock	Hearst ON	Biomass	35	100%	35
5	Canadian Hills	El Reno OK	Wind	298	99%	295
6	Chambers	Carney's Point NJ	Coal	263	40%	105
7	Curtis Palmer	Corinth NY	Hydro	60	100%	60
8	Delta Person	Albuquerque NM	Natural Gas	132	40%	53
9	Frederickson	Tacoma WA	Natural Gas	250	50%	125
10	Greeley	Greeley CO	Natural Gas	72	100%	72
11	Gregory	Corpus Cristi TX	Natural Gas	400	17%	68
12	Idaho Wind	Twin Falls ID	Wind	183	28%	50
13	Kapuskasing	Kapuskasing ON	Natural Gas	40	100%	40
14	Kenilworth	Kenilworth NJ	Natural Gas	30	100%	30
15	Koma Kulshan	Concrete WA	Hydro	13	50%	6
16	Lake	Umatilla FL	Natural Gas	121	100%	121
17	Mamquam	Squamish BC	Hydro	50	100%	50
18	Manchief	Brush CO	Natural Gas	300	100%	300
19	Moresby Lake	Moresby Island BC	Hydro	6	100%	6
20	Morris	Morris IL	Natural Gas	177	100%	177
21	Naval Station	San Diego CA	Natural Gas	47	100%	47
22	Naval Training Ctr	San Diego CA	Natural Gas	25	100%	25
23	Nipigon	Nipigon ON	Natural Gas	40	100%	40
24	North Bay	North Bay ON	Natural Gas	40	100%	40
25	North Island	San Diego CA	Natural Gas	40	100%	40
26	Orlando	Orlando FL	Natural Gas	129	50%	65
27	Oxnard	Oxnard CA	Natural Gas	49	100%	49
28	Pasco	Tampa FL	Natural Gas	121	100%	121
29	Path 15	California	Transmission	NA	100%	NA
30	Piedmont	Barnsville GA	Biomass	53	98%	53
31	Rockland	American Falls ID	Wind	80	30%	24
32	Rollcast	Charlottesville NC	NA	NA	60%	NA
33	Selkirk	Bethlehem NY	Natural Gas	345	18%	64
34	Tunis	Tunis ON	Natural Gas	43	100%	43
35	Williams Lake	Williams Lake BC	Biomass	66	100%	66

        The following charts show, based on MW, the diversification of our portfolio by geography, reporting segment and fuel type:

        We sell the capacity and energy from our power generation projects under PPAs with a number of utilities and other parties. Under the PPAs, which have expiration dates ranging from 2012 to 2037, we receive payments for electric energy delivered to our customers (known as energy payments), in addition to payments for electric generating capacity (known as capacity payments). We also sell steam from a number of our projects to industrial purchasers under steam sales agreements. The transmission system rights associated with our power transmission project entitle us to payments indirectly from the utilities that make use of the transmission line.

        Our power generation projects generally have long-term fuel supply agreements, typically accompanied by fuel transportation arrangements. In most cases, the term of the fuel supply and transportation arrangements corresponds to the term of the relevant PPAs. Many of the PPAs and steam sales agreements provide for the indexing or pass-through of fuel costs to our customers. In cases where there is no pass-through of fuel costs, we often attempt to mitigate the market price risk of changing commodity costs through the use of hedging strategies.

        We directly operate and maintain more than half of our power generation fleet. We also partner with recognized leaders in the independent power industry to operate and maintain our other projects, including Caithness Energy, LLC ("Caithness"), Colorado Energy Management ("CEM"), Power Plant Management Services ("PPMS") and the Western Area Power Administration ("Western"). Under these operation, maintenance and management agreements, the operator is typically responsible for operations, maintenance and repair services.

        Our common shares trade on the TSX under the symbol "ATP" and on the NYSE under the symbol "AT."

        Our registered office is located at 355 Burrard Street, Suite 1900, Vancouver, British Columbia, Canada V6C 2G8 and our headquarters is located at One Federal Street, Floor 30, Boston, Massachusetts 02110 USA. Our telephone number in Boston is (617) 977-2400 and the address of our website is www.atlanticpower.com. We make available, free of charge, on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Additionally, we make available on our website, our Canadian securities filings.

Our Competitive Strengths

        We believe we distinguish ourselves from other independent power producers through the following competitive strengths:

  •
  Diversified projects.  Our power generation projects have an aggregate gross electric generation capacity of approximately 3,397 MW, and our net ownership interest in these projects is approximately 2,141 MW. These projects are diversified by fuel type, electricity and steam customers, and geography. The majority are located in the deregulated and more liquid electricity markets of California, the U.S. Mid-Atlantic and New York. We also have a power transmission project, known as the Path 15 project, that is regulated by the Federal Energy Regulatory Commission ("FERC"). Additionally, we have a 53 MW biomass project under construction in Georgia and an approximately 300 MW wind project under construction in Oklahoma.

  •
  Experienced management team.  Our management team has a depth of experience in commercial power operations and maintenance, project development, asset management, mergers and acquisitions, capital raising and financial controls. Our network of industry contacts and our reputation allow us to access acquisition opportunities on a regular basis.

  •
  Stability of project cash flow.  Many of our power generation projects currently in operation have been in operation for over ten years. Cash flows from each project are generally supported by PPAs with investment-grade utilities and other creditworthy counterparties. We believe that each project's combination of PPAs, fuel supply agreements and/or commodity hedges help stabilize operating margins.

  •
  Access to capital.  Our shares are publicly traded on the NYSE and the TSX. We have a history of successfully raising capital through public offerings of equity and debt securities in Canada and the U.S., issuing public convertible debentures in Canada and bonds in the United States. We have also issued securities by way of private placement in the U.S. and Canada. In addition, we have used non-recourse project-level financing as a source of capital. Project-level financing can be attractive as it typically has a lower cost than equity, is non-recourse to Atlantic Power and amortizes over the term of the project's PPA. Having significant experience in accessing all of these markets provides flexibility such that we can pursue transactions in the most cost-effective market at the time capital is needed.

  •
  Strong in-house operations team complemented by leading third-party operators.  We operate and maintain 17 of our power generation projects, which represent 44% of our portfolio's generating capacity, and the remaining 14 generation projects are operated by third-parties, who are recognized leaders in the independent power business. Affiliates of Caithness, CEM and PPMS operate projects representing approximately 19%, 14% and 8%, respectively, of the net electric generation capacity of our power generation projects. No other operator is responsible for the operation of projects representing more than 3% of the net electric generation capacity of our power generation projects.

  •
  Strong customer base.  Our customers are generally large utilities and other parties with investment-grade credit ratings. The largest customers of our power generation projects, including projects recorded under the equity method of accounting, are Public Service Company of Colorado ("PSCo"), Progress Energy Florida, Inc. ("PEF") and Ontario Electricity Financial Corp. ("OEFC"), which purchase approximately 17%, 15% and 9%, respectively, of the net electric generation capacity of our projects. No other electric customer purchases more than 9% of the net electric generation capacity of our power generation projects.

Our Objectives and Business Strategies

        Our corporate strategy is to increase the value of the Company through accretive acquisitions in North American markets while generating stable, contracted cash flows from our existing assets to sustain our dividend payout to shareholders. In order to achieve these objectives, we intend to focus on enhancing the operating and financial performance of our current projects and pursuing additional accretive acquisitions primarily in the electric power industry in the United States and Canada.

Organic growth

        Since the time of our initial public offering on the TSX in late 2004, we have twice acquired the interest of another partner in one of our existing projects and will continue to look for additional such opportunities. We intend to enhance the operation and financial performance of our projects through:

  •
  achievement of improved operating efficiencies, output, reliability and reduced operation and maintenance costs through the upgrade or enhancement of existing equipment or plant configurations;

  •
  optimization of commercial arrangements such as PPAs, fuel supply and transportation contracts, steam sales agreements, operations and maintenance agreements and hedge agreements; and

  •
  expansion of existing projects.

Extending PPAs following their expiration

        PPAs in our portfolio have expiration dates ranging from 2012 to 2037. In each case, we plan for expirations by evaluating various options in the market. New arrangements may involve responses to utility solicitations for capacity and energy, direct negotiations with the original purchasing utility for PPA extensions, "reverse" requests for proposals by the projects to likely bilateral counterparties, arrangements with creditworthy energy trading firms for tolling agreements, full service PPAs or the use of derivatives to lock in value. We do not assume that revenues or operating margins under existing PPAs will necessarily be sustained after PPA expirations, since most original PPAs included capacity payments related to return of and return on original capital invested, and counterparties or evolving regional electricity markets may or may not provide similar payments under new or extended PPAs. Also PPA extensions are subject to current pricing and market conditions. Based on these factors, we believe that the pricing for PPA extensions for certain of our projects, such as the Auburndale and Lake projects whose PPAs expire in 2013, will be substantially lower than the current PPAs.

Acquisition and investment strategy

        We believe that new electricity generation will continue to be required in the United States and Canada as a result of growth in electricity demand, transmission constraints and the retirement of older generation projects due to obsolescence or environmental concerns. In addition, Renewable Portfolio Standards in over 31 states as well as renewables initiatives in several provinces have greatly facilitated attractive PPAs and financial returns for significant renewable project opportunities. While we are not greenfield developers ourselves, we work with experienced development companies to acquire pipelines of late stage development investment opportunities. There is also a very active secondary market for the purchase and sale of existing projects.

        We intend to expand our operations by making accretive acquisitions with a focus on power generation, transmission and related facilities in the United States and Canada. We may also invest in other forms of energy-related projects, utility projects and infrastructure projects, as well as make additional investments in development stage projects or companies where the prospects for creating long-term predictable cash flows are attractive. In 2010, we purchased a 60% interest in Rollcast, a biomass developer out of North Carolina with a pipeline of development projects, in which we have the option but not the obligation to invest capital. We continue to assess development companies with strong late-stage development projects, and believe that there are opportunities in the market to enter into joint ventures with strong development teams.

        Our management has significant experience in the independent power industry and we believe that our experience, reputation and industry relationships will continue to provide us with enhanced access to future acquisition opportunities.

Asset Management

        Our asset management strategy is to ensure that our projects receive appropriate preventative and corrective maintenance and incur capital expenditures, if required, to provide for their safety, efficiency, availability and longevity. We also proactively look for opportunities to optimize power, fuel supply and other agreements to deliver strong and predictable financial performance. In conjunction with our indirect acquisition of the power generation assets of Capital Power Income L.P. (subsequently renamed Atlantic Power Limited Partnership on February 1, 2012) (the "Partnership") through our direct and indirect acquisition of all of the issued and outstanding limited partnership units of the Partnership, the personnel that operated and maintained the assets of the Partnership became employees of Atlantic Power. The staff at each of the facilities has extensive experience in managing, operating and maintaining the assets. Personnel at Capital Power Corporation regional offices that provided support in operations management, environmental health and safety, and human resources also joined Atlantic

Power. In combination with the existing staff of Atlantic Power, we have a dedicated and experienced operations and commercial management organization that is well regarded in the energy industry.

        For operations and maintenance services at the 14 projects in our portfolio which we do not operate, we partner with recognized leaders in the independent power business. Most of our third-party operated projects are managed by Caithness, CEM, PPMS and, in the case of Path 15, Western, a U.S. Federal power agency. On a case-by-case basis, these third-party operators may provide: (i) day-to-day project-level management, such as operations and maintenance and asset management; (ii) partnership level management, such as insurance renewals and annual budgets; and (iii) partnership level management, such as acting as limited partner. In some cases these project managers or the project partnerships may subcontract with other firms experienced in project operations, such as General Electric, to provide for day-to-day plant operations. In addition, employees of Atlantic Power with significant experience managing similar assets are involved in all significant decisions with the objective of proactively identifying value-creating opportunities such as contract renewals or restructurings, asset-level refinancings, add-on acquisitions, divestitures and participation at partnership meetings.

        Caithness is one of the largest privately-held independent power producers in the United States. For over 25 years, Caithness has been actively engaged in the development, acquisition and management of independent power facilities for its own account as well as in venture arrangements with other entities. Caithness operates our Auburndale, Lake and Pasco projects and provides asset management services for our Orlando, Selkirk and Badger Creek projects.

        CEM is an energy infrastructure management company specializing in operations and maintenance, asset management and construction management for independent power producers and investors. With over 25 years of experience in operations and maintenance management, CEM focuses on revenue growth through continuous operational improvement and advanced maintenance concepts. Clients of CEM include independent power producers, municipalities and plant developers. CEM operates our Manchief facility.

        PPMS is a management services company focused on providing senior level energy industry expertise to the independent power market. Founded in 2006, PPMS provides management services to a large portfolio of solid fuel and gas-fired generating stations including our Selkirk and Chambers facilities. Previously, Cogentrix provided services to these facilities. Western owns and maintains the Path 15 transmission line. Western transmits and delivers hydroelectric power and related services within a 15-state region of the central and western United States. They are one of four power marketing administrations within the U.S. Department of Energy whose role is to market and transmit electricity from multi-use water projects. Western's transmission system carries electricity from 57 power plants. Together, these plants have an operating capacity of approximately 8,785 MW.

Recent Developments

Acquisition of Capital Power Income L.P.

        On November 5, 2011, we directly and indirectly acquired all of the issued and outstanding limited partnership units of the Partnership, in exchange for approximately Cdn$506.5 million in cash and 31.5 million of our common shares. The Partnership's portfolio consisted of 19 wholly-owned power generation assets located in both Canada and the United States, a 50.15% interest in a power generation asset in the state of Washington, and a 14.3% common ownership interest in Primary Energy Recycling Holdings LLC ("PERH"). At the acquisition date, the transaction increased the net generating capacity of our projects by 143% from 871 MW to approximately 2,116 MW. We did not purchase two of the Partnership's assets located in North Carolina. We remain headquartered in Boston, Massachusetts and added offices in Chicago, Illinois, Toronto, Ontario, Richmond and Vancouver, British Columbia. Additionally, the Capital Power Corporation employees that operated and maintained the Partnership's assets and most of those who provided management support of operations, accounting, finance, and human resources became employees of Atlantic Power.

Acquisition of Rockland Wind

        On December 28, 2011, we purchased a 30% interest for $12.5 million in the Rockland Wind Project ("Rockland"), an 80 MW wind farm near American Falls, Idaho, that began operations in early December 2011. The Rockland Wind Project sells power under a 25-year PPA with Idaho Power. Rockland is accounted for under the equity method of accounting.

Acquisition of Canadian Hills Wind Power Development Project

        On January 31, 2012, Atlantic Oklahoma Wind, LLC ("Atlantic OW"), a Delaware limited liability company and a wholly owned subsidiary of Atlantic Power, entered into a purchase and sale agreement with Apex Wind Energy Holdings, LLC, a Delaware limited liability company ("Apex"), pursuant to which Atlantic OW acquired a 51% interest in Canadian Hills Wind, LLC, an Oklahoma limited liability company ("Canadian Hills") for a nominal sum. Canadian Hills is the owner of a 298.45 MW wind energy project under construction in the State of Oklahoma. On March 30, 2012, we completed the purchase of an additional 48% interest in Canadian Hills for a nominal amount, bringing our total interest in the project to 99%. Apex retained a 1% interest in the project.

        At the time, we also closed a $310 million non-recourse, project-level construction financing facility for the project. The facility includes a $290 million construction loan and a $20 million 5-year letter of credit facility. Proceeds from the construction loan were used, in part, to repay Atlantic Power $29.3 million in member loans that were made to the project to fund construction prior to closing the construction financing facility. The construction loan is structured to be repaid with a tax equity investment, which we are actively pursuing, by institutional investors at the time Canadian Hills commences commercial operations. In the event that we are unable to secure such tax equity investment, we may be required to raise additional debt or equity capital in order to repay the loan.

        In connection with the closing of the construction financing facility on March 30, 2012, we committed to invest approximately $180 million in equity (net of financing costs) to cover the balance of the construction and development costs, expected to be drawn following the final disbursement of the construction loan. We have received an approximately $360 million bridge facility commitment (the "Bridge Facility") from Morgan Stanley to provide flexibility in the timing of the tax equity investment and our own equity commitment in the project.

        Canadian Hills executed PPAs for all of its output with Southwestern Electric Power Company (201.25 MW), Oklahoma Municipal Power Authority (49.2 MW), and Grand River Dam Authority (48 MW).

PERH Interest Sale

        On February 16, 2012, we entered into an agreement with Primary Energy Recycling Corporation ("PERC"), whereby PERC will purchase our 14.3% common membership interests in PERH for approximately $24 million, plus a management agreement termination fee of approximately $6.1 million for a total price of $30.1 million. The transaction closed on May 31, 2012 and we received proceeds of approximately $30.2 million.

Path 15

        In February 2011, we filed a rate application with the FERC to establish Path 15's revenue requirement at $30.3 million for the 2011-2013 period. On March 7, 2012, Path 15 filed a formal settlement agreement establishing a revenue requirement at $28.8 million with the Administrative Law

Judge for her review and certification to FERC for approval. The FERC approved the settlement agreement on May 23, 2012.

DuPont Litigation

        In December 2008, the Chambers project, our investment in which is accounted for under the equity method of accounting, filed suit against E.I. du Pont de Nemours and Company ("DuPont") for breach of the energy services agreement related to unpaid amounts associated with disputed price change calculations for electricity. DuPont subsequently filed a counterclaim for an unspecified level of damages. In February 2011, the Chambers project received a favorable ruling from the court on its summary judgment motion as to liability. The court's decision included a description of the pricing methodology that is consistent with the project's position. On April 25, 2012, the court issued its written opinion which ordered DuPont to pay Chambers a total of approximately $15.7 million. This amount represents DuPont's electricity underpayments from January 2003 through June 2009, and interest through July 22, 2011. The court also ordered that from July 1, 2009 going forward, the pricing methodology should be calculated in accordance with the court's prior ruling on summary judgment. On May 18, 2012, the court issued a final judgment in the amount of $16.2 million. The Chambers project has submitted an additional $9.0 million in invoices to DuPont based on the calculation of electricity for underpayments and interest for the periods outside those covered by the final summary judgment.

        DuPont has 45 days from the date of the final judgment to file an appeal. It is anticipated that DuPont will file a motion to stay payment of damages pending appeal.

Concurrent Offering of Common Shares

        Concurrently with this offering, we are also conducting a separate public offering of 5,567,177 common shares.

        This offering is not conditioned upon the successful completion of the concurrent offering of common shares and the concurrent offering of common shares is not conditioned upon the successful completion of this offering. See "Description of concurrent offering of common shares."

The Offering

Issuer	Atlantic Power Corporation, a British Columbia corporation.
Maturity	The Debentures will mature on June 30, 2019.
Interest rate	5.75% per annum.
Payment date

Interest will be payable semi-annually in arrears on the last day of June and December in each year (or the immediately following business day if any interest payment date would not otherwise be a business day) commencing on December 31, 2012, computed on the basis of a 360-day year composed of twelve 30-day months. The first interest payment will represent accrued interest for the period from the closing date of this offering up to, but excluding December 31, 2012. See "Description of Debentures—General."

Conversion privilege

Each Debenture will be convertible into the Company's common shares at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of $17.25 per common share, being a ratio of approximately 57.9710 common shares per $1,000 principal amount of Debentures, subject to adjustment in accordance with the trust indenture governing the terms of the Debentures (the "Indenture"). See "Description of Debentures—Conversion privilege."

Redemption

The Debentures may not be redeemed by the Company before June 30, 2015 (except in certain limited circumstances following a change of control (as defined herein)). On or after June 30, 2015 and prior to June 30, 2017, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average price of our common shares on the NYSE for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price.

On or after June 30, 2017 and prior to the maturity date, the Debentures may be redeemed in whole or in part at the option of the Company on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest. See "Description of Debentures—Redemption and purchase."

Optional payment at maturity or upon redemption

On redemption or on maturity, provided that no event of default (as defined herein) shall have occurred and be continuing, the Company may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures by issuing and delivering that number of common shares obtained by dividing the principal amount of the outstanding Debentures which are to be redeemed or have matured by 95% of the volume weighted average price of the common shares on the NYSE for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or maturity, as the case may be. See "Description of Debentures—Payment upon redemption or maturity."

Change of control

Upon the occurrence of certain change of control events involving the Company, each holder of Debentures may require the Company to purchase, on a date which is within 30 days following the giving of notice of the change of control the Debentures at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon. If 90% or more of the principal amount of the Debentures outstanding on the date of the notice of change of control have been tendered, the Company will have the right to redeem all the remaining Debentures at the offer price. See "Description of Debentures—Repurchase upon a change of control."

Subject to regulatory approval, in the event of a change of control where 10% or more of the consideration for our common shares in the transaction or transactions constituting a change of control consists of cash, equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange, or other property that is not traded or intended to be traded immediately following such transactions on a stock exchange, holders of the Debentures may elect to convert their Debentures and receive, in addition to the number of common shares they otherwise would have been entitled to under "Conversion Privilege," an additional number of common shares as outlined in the table set forth under "Description of Debentures—Cash change of control."

Ranking

The Debentures will rank subordinate to all existing and future senior secured and senior unsecured indebtedness of the Company including all trade creditors, and will rank pari passu to any future subordinated unsecured indebtedness. See "Description of Debentures—Subordination." As of March 31, 2012, we had $726.1 million of debt outstanding that ranks equal with or senior to the Debentures, and we expect to incur additional debt in the future. The amount at March 31, 2012 is comprised of $72.8 million outstanding under our revolving credit facility, $193.3 million of outstanding convertible debentures and $460.0 million of outstanding senior notes. In addition, as of March 31, 2012, our subsidiaries had $72.2 million of liabilities, all of which would rank structurally senior to the Debentures.

Risk factors

Prospective purchasers should carefully review and evaluate certain risk factors relating to an investment in the Debentures, including, but not limited to trading market for Debentures, repayment of the Debentures, absence of covenant protection, redemption on a change of control, redemption prior to maturity, conversion following certain transactions, credit risk, subordination of Debentures, discretion in the use of proceeds and possibility of withheld amounts. See "Risk factors."

United States and Canadian federal income tax considerations

You should consult your tax advisor with respect to the U.S. and Canadian federal income tax consequences of owning the Debentures and the common shares into which the Debentures may be converted in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See "Certain United States federal income tax considerations" and "Certain Canadian federal income tax considerations."

Concurrent public offering of common shares	Concurrently with this offering, we are also conducting a separate public offering of 5,567,177 common shares.

This offering is not conditioned upon the successful completion of the concurrent offering of common shares and the concurrent offering of common shares is not conditioned upon the successful completion of this offering. See "Description of concurrent offering of common shares."

Use of proceeds

We expect to receive net proceeds from this offering of approximately $124.0 million after deducting the underwriting discount and our estimated expenses. We intend to use the net proceeds from this offering, along with the net proceeds we receive from our concurrent offering of common shares, to fund our equity commitment in Canadian Hills. Any remaining net proceeds will be used to fund additional growth opportunities and for general corporate purposes. See "Use of proceeds."

Listing

The Debentures constitute a new issue of securities of the Company for which there is currently no public market. We have applied to list the Debentures and the common shares issuable, upon the conversion of the Debentures on the TSX, which listing will be subject to the Company fulfilling all of the listing requirements of the TSX.

Our outstanding common shares are listed on the TSX under the symbol "ATP" and on the NYSE under the symbol "AT."

Summary Historical Consolidated Financial Data

        The following table presents summary consolidated financial information for Atlantic Power. The annual historical information as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 has been derived from the audited consolidated financial statements appearing in Atlantic Power's Annual Report on Form 10-K for the year ended December 31, 2011, incorporated by reference into this prospectus. The annual historical information as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 has been derived from historical financial statements not incorporated by reference into this prospectus. The historical information as of, and for the three-month periods ended March 31, 2012 and 2011 has been derived from the unaudited consolidated financial statements appearing in Atlantic Power's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, incorporated by reference into this prospectus. Data for all periods have been prepared under U.S. GAAP. You should read the following selected consolidated financial information together with Atlantic Power's consolidated financial statements and the notes thereto and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included as part of Atlantic Power's Annual Report on Form 10-K for the year ended December 31, 2011, as amended, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, each of which is incorporated by reference into this prospectus. See "Where you can find more information" beginning on page 65 of this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
(in thousands of US dollars, except per share/subordinated note data and as otherwise stated)
	2011	2010	2009	2008	2007	2012(a)	2011(a)
Project revenue	$284,895	$195,256	$179,517	$173,812	$113,257	$167,610	$53,665
Project (loss) income	33,979	41,879	48,415	41,006	70,118	(24,650)	14,869
Net (loss) income attributable to Atlantic Power Corporation	(38,408)	(3,752)	(38,486)	48,101	(30,596)	(42,292)	6,136
Basic earnings (loss) per share	(0.50)	(0.06)	(0.63)	0.78	(0.50)	(0.37)	0.09
Basic earnings (loss) per share, Cdn$(b)	(0.49)	(0.06)	(0.72)	0.84	(0.53)	(0.37)	0.09
Diluted earnings (loss) per share(c)	(0.50)	(0.06)	(0.63)	0.73	(0.50)	(0.37)	0.09
Diluted earnings (loss) per share, Cdn$(b)(c)	(0.49)	(0.06)	(0.72)	0.78	(0.53)	(0.37)	0.09
Distribution per subordinated note(d)	—	—	0.51	0.60	0.59	—	—
Dividend declared per common share	1.11	1.06	0.46	0.40	0.40	0.29	0.27
Total assets	3,248,427	1,013,012	869,576	907,995	880,751	3,475,710	1,007,801
Total long-term liabilities	1,940,192	518,273	402,212	654,499	715,923	1,940,073	504,492

(a)
Unaudited.

(b)
The Cdn$ amounts were converted using the average exchange rates for the applicable reporting periods.

(c)
Diluted earnings (loss) per share is computed including dilutive potential shares, which include those issuable upon conversion of convertible debentures and under our long term incentive plan. Because we reported a loss during the years ended December 31, 2011, 2010, 2009 and 2007, the effect of including potentially dilutive shares in the calculation during those periods is anti-dilutive.

  Please see the notes to our historical consolidated financial statements incorporated by reference into this prospectus for information relating to the number of shares used in calculating basic and diluted earnings per share for the periods presented.

(d)
At the time of our initial public offering, our publicly traded security was an income participating security, or an "IPS," each of which was comprised of one common share and Cdn$5.767 principal amount of 11% subordinated notes due 2016. On November 27, 2009, we converted from the IPS structure to a traditional common share structure. In connection with the conversion, each IPS was exchanged for one new common share.

RISK FACTORS

        Investing in the Debentures involves various risks, including those described below and those included in our Annual Report on Form 10-K for the year ended December 31, 2011, as amended, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, each of which is incorporated herein by reference. These risks are not the only ones faced by us. Additional risks not presently known or that we currently deem immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. The trading price of the Debentures as well as our common shares into which the Debentures will be convertible could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. Please refer to the section entitled "Cautionary statements regarding forward-looking statements" in this prospectus.

 Risks Relating to this Offering

We have not identified any specific use of the net proceeds of this offering in the event we do not use net proceeds to fund our equity commitment in Canadian Hills.

        This offering is not conditioned on our investment in Canadian Hills and there can be no assurance that Canadian Hills will commence commercial operations in a timely manner or at all. If we do not use the net proceeds of this offering to fund our equity commitment in Canadian Hills for any reason, our board of directors and management will have broad discretion over the use of the net proceeds we receive following this offering and might not apply the net proceeds in ways that increase the trading price of our common shares. Any funds received may be used by us for any corporate purpose, which may include pursuit of other business combinations, expansion of our operations, share repurchases or other uses. The failure of our management to use the net proceeds from this offering effectively could have an adverse effect on our business and may have an adverse effect on our earnings per share.

Our results of operations may differ significantly from the unaudited pro forma condensed combined consolidated statement of operations included in this prospectus.

        This prospectus includes an unaudited pro forma condensed combined consolidated statement of operations for the fiscal year ended December 31, 2011 to illustrate the effects of our acquisition of the Partnership on our historical financial position and operating results. The unaudited pro forma condensed combined consolidated statement of operations combines the historical consolidated statements of operations of Atlantic Power and the Partnership, giving effect to the acquisition as if it had occurred on January 1, 2011. This unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the results of operations that would have resulted had the acquisition been completed at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Investment eligibility

        There can be no assurance that our common shares or Debentures will continue to be qualified investments under relevant Canadian tax laws for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.

 Risks Relating to the Debentures

There is no trading market for the Debentures

        The Debentures constitute a new issue of securities of the Company for which there is currently no public market. Even if the Debentures are listed on a public securities exchange or market, the Debentures may trade at a discount from their offering price depending on prevailing interest rates, the market for similar securities, our performance and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

We may be unable to repay the Debentures

        The Debentures mature on June 30, 2019. We may not be able to refinance the principal amount of the Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that we will be able to repay the outstanding principal amount upon maturity of the Debentures. The Debentures will not be guaranteed by any of our subsidiaries, and any restrictions on the distribution of cash at the project level, such as due to restrictive covenants in project-level financing agreements, could materially limit our ability to pay principal and interest on the Debentures when due.

The Indenture will not have any covenant restriction protections

        The trust indenture governing the Debentures does not restrict us or any of our subsidiaries from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging our real or personal property or properties to secure any indebtedness or other financing. The indenture does not contain any provisions specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving us or any of our subsidiaries.

We are obligated to redeem the Debentures on a change of control

        We will be required to offer to purchase all outstanding Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, we will not have sufficient funds at that time to make the required purchase of outstanding Debentures or that restrictions contained in other indebtedness will restrict those purchases. See "Description of Debentures—Change of control."

The Debentures may be redeemed prior to maturity

        The Debentures may be redeemed, at our option, subject to certain conditions, on or after June 30, 2015 and prior to their maturity date in whole or in part, at a redemption price equal to the principal amount thereof, together with any accrued and unpaid interest, as described under "Description of Debentures—Redemption and purchase." Holders of Debentures should assume that this redemption option will be exercised if we are able to refinance at a lower interest rate or it is otherwise in our interest to redeem the Debentures.

The Debentures may become convertible into other securities, cash or property following certain transactions

        In the event of certain transactions, pursuant to the terms of the indenture, each Debenture will become convertible into securities, cash or property receivable by a holder of common shares in such transactions. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures. For example, if we were acquired in a cash merger, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors. See "Description of Debentures—Conversion privilege."

If you hold Debentures, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

        If you hold Debentures, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares, other than extraordinary dividends that our board of directors designates as payable to the holders of the Debentures), but if you subsequently convert your Debentures into common shares, you will be subject to all changes affecting the common shares. You will have rights with respect to our common shares only if and when we deliver common shares to you upon conversion of your Debentures and, to a limited extent, under the conversion rate adjustments applicable to the Debentures. For example, in the event that an amendment is proposed to our constating documents requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common shares to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common shares that result from such amendment.

The Debentures will initially be held in book-entry form and, therefore, you must rely on the procedures and the relevant clearing systems to exercise your rights and remedies.

        Unless and until certificated Debentures are issued in exchange for book-entry interests in the Debentures, owners of the book-entry interests will not be considered owners or holders of Debentures. Instead, the depository or its nominee will be the sole holder of the Debentures. Payments of principal, interest and other amounts owing on or in respect of the Debentures in global form will be made to the paying agent, which will make payments to CDS. Thereafter, such payments will be credited to CDS participants' accounts that hold book-entry interests in the notes in global form and credited by such participants to indirect participants. Unlike holders of the Debentures themselves, owners of book-entry interests will not have the direct right to act upon our solicitations for consents or requests for waivers or other actions from holders of the Debentures.

        Instead, if you own a book-entry interest, you will be permitted to act only to the extent you have received appropriate proxies to do so from CDS or, if applicable, a participant. We cannot assure you that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any requested actions on a timely basis.

We may not be able to refinance the Debentures if required or if we so desire.

        We may need or desire to refinance all or a portion of the Debentures or any other future indebtedness that we incur on or before the maturity of the Debentures. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

There is a credit risk associated with payment of the principal and interest on the Debentures

        The likelihood that purchasers of the Debentures will receive payments owing to them under the terms of the Debentures will depend on our financial health and creditworthiness.

The rights and privileges of the Debenture holders are subordinate to our senior indebtedness

        The Debentures are our unsecured obligations and are subordinate in right of payment to all of our existing and future senior indebtedness, including our convertible debentures issued on October 11, 2006 and our senior notes issued on November 4, 2011. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, the assets that serve as collateral for any senior indebtedness would be made available to satisfy the obligations of the creditors of such senior indebtedness before being available to pay our obligations to Debenture holders. Accordingly, all or a substantial portion of our assets could be unavailable to satisfy the claims of the Debenture holders.

Withholding tax

        Effective January 1, 2008, the Tax Act (as defined below) was amended to generally eliminate withholding tax on interest paid or credited to non-residents of Canada with whom the payor deals at arm's length. However, Canadian withholding tax continues to apply to payments of "participating debt interest". For purposes of the Tax Act, participating debt interest is generally interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

        Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion of the obligation or payment on maturity), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an "excess"). The deeming rule does not apply in respect of certain "excluded obligations", although it is not clear whether a particular convertible debenture would qualify as an "excluded obligation". If a convertible debenture is not an "excluded obligation", issues that arise are whether any excess would be considered to exist, whether any such excess which is deemed to be interest is "participating debt interest", and if the excess is participating debt interest, whether that results in all interest on the obligation being considered to be participating debt interest.

        The Canada Revenue Agency (the "CRA") has stated that no excess, and therefore no participating debt interest, generally would arise on the conversion of a "traditional convertible debenture" and therefore, there would be no withholding tax in such circumstances (provided that the payor and payee deal at arm's length for purposes of the Tax Act). The CRA has published guidance on what it believes to be a "traditional convertible debenture" for these purposes. The Debentures generally meet the criteria set forth in CRA's published guidance; however, the Indenture also contains additional terms which are not contemplated in the CRA's published guidance. Accordingly, the application of the CRA's published guidance is uncertain and there is a risk that amounts paid or payable by the Company to a holder of Debentures that is not resident in Canada on account of interest or any "excess" amount may be subject to Canadian withholding tax at 25% (subject to any reduction in accordance with the provisions of an applicable tax treaty).

        The Indenture does not contain a requirement for us to increase the amount of interest or other payments to holders of Debentures should we be required to withhold amounts in respect of income or similar taxes on payments of interest or other amounts.

Other Canadian federal income tax risks

        There can be no assurance that Canadian federal income tax laws and CRA's administrative policies respecting the Canadian federal income tax consequences generally applicable to us, to our subsidiaries, or to a U.S. or Canadian holder of Debentures or common shares will not be changed in a manner which adversely affects holders of our Debentures or common shares.

Passive foreign investment company treatment

        We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, if we were a passive foreign investment company while a taxable U.S. holder held common shares, such U.S. holder could be subject to an interest charge on any deferred taxation and the treatment of gain upon the sale of our stock as ordinary income. Additionally, if we were a passive foreign investment company while a taxable U.S. holder held Debentures, the interest charge and gain recharacterization rules described in the preceding sentence could potentially apply to such U.S. holder with respect to its Debentures, or to any common shares received upon a conversion of the Debentures.

Risks Relating to the Common Shares

Market conditions and other factors may affect the value of the common shares issuable upon conversion of the Debentures.

        The trading price of the common shares issuable upon conversion of the Debentures will depend on many factors, which may change from time to time, including:

  •
  conditions in the power generation markets and the energy markets generally;

  •
  interest rates;

  •
  the market for similar securities;

  •
  government action or regulation;

  •
  general economic conditions or conditions in the financial markets;

  •
  our past and future dividend practice; and

  •
  our financial condition, performance, creditworthiness and prospects.

        Accordingly, the common shares that a Debenture holder receives upon conversion of the Debentures, whether acquired in this offering or in the secondary market, may trade at a price lower than the conversion price.

The market price and trading volume of the common shares issuable upon conversion of the Debentures may be volatile.

        The market price of the common shares may be volatile, particularly given the current economic environment. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to resell your shares at or above the price at the time of conversion. The market price of our common shares may fluctuate or decline significantly in the future.

        Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common shares include:

  •
  quarterly variations in our operating results or the quality of our assets;

  •
  changes in applicable regulations or government action;

  •
  operating results that vary from the expectations of management, securities analysts and investors;

  •
  changes in expectations as to our future financial performance;

  •
  announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

  •
  changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other companies in our industry;

  •
  the operating and securities price performance of other companies that investors believe are comparable to us;

  •
  changes in general market conditions, such as interest or foreign exchange rates, stock or commodity valuations, or volatility; and

  •
  actions by our current shareholders, including sales of our common shares by existing shareholders and/or directors and executive officers.

        Stock markets in general have experienced significant volatility over the past two years, and continue to experience significant price and volume volatility. As a result, the market price of our common shares may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common shares.

Present and future offerings of debt or equity securities, ranking senior to our common shares, may adversely affect the market price of the common shares issuable upon conversion of the Debentures.

        If we decide to issue debt or equity securities ranking senior to our common shares in the future it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of holders of our common shares and may result in dilution to holders of our common shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares will bear the risk of our future offerings reducing the market price of our common shares and diluting the value of their share holdings in us.

The number of shares available for future sale could adversely affect the market price of the common shares issuable upon conversion of the Debentures.

        We cannot predict whether future issuances of our common shares or the availability of shares for resale in the open market will decrease the market price per common share. We may issue additional common shares, including securities that are convertible into or exchangeable for, or that represent the right to receive common shares. Sales of a substantial number of common shares in the public market or the perception that such sales might occur could materially adversely affect the market price of our common shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common shares and diluting their share holdings in us.

        The exercise of any options granted to directors, executive officers and other employees under our stock compensation plans, and other issuances of our common shares could have an adverse effect on the market price of our common shares, and the existence of options may materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of our common shares may be dilutive to existing shareholders.

The redemption of Debentures for or repayment of principal by issuing common shares may cause common shareholders dilution.

        We may determine to redeem outstanding Debentures for common shares or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional common shares. Concurrently with the offer of the Debentures, we are also conducting a separate public offering of common shares. The issuance of additional common shares may have a dilutive effect on shareholders and an adverse impact on the price of our common shares.

Provisions of our articles of continuance could discourage potential acquisition proposals and could deter or prevent a change in control.

        We are governed by the Business Corporations Act (British Columbia). Our articles of continuance contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire a substantial number of our common shares or to launch other takeover attempts that a shareholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for our common shares.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies, synergies, revenue enhancements, competitive positions, plans and objectives of management and growth opportunities of Atlantic Power Corporation, and with respect to the markets for Atlantic Power common shares and other matters. Statements in this prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act and forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements").

        These forward-looking statements relate to, among other things, the expected benefits of the Canadian Hills project, such as accretion, the ability to pay increased dividends, enhanced cash flow, growth potential, liquidity and access to capital, market profile and financial strength, the position of the combined company and the expected timing of the commencement of commercial operations (if at all).

        Forward-looking statements can generally be identified by the use of words such as "should," "intend," "may," "expect," "believe," "anticipate," "estimate," "continue," "plan," "project," "will," "could," "would," "target," "potential" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things:

  •
  the amount of distributions expected to be received from our projects and our estimated net cash tax refunds;

  •
  the expected use of proceeds from this offering and our concurrent offering of common shares;

  •
  the impact of legislative, regulatory, competitive and technological changes; and

  •
  other risk factors relating to us and the power industry, as detailed from time to time in our filings with the SEC and the Canadian Securities Administrators.

        You are cautioned that any forward-looking statement speaks only as of the date of this prospectus or, if such statement is included in a document incorporated by reference into this prospectus, as of the date of such other document. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

 EXCHANGE RATE INFORMATION

        The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar, expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period and the exchange rate at the end of such period, based on the noon buying rate as quoted by the Bank of Canada. On June 25, 2012, the noon buying rate was $1.00 = Cdn$1.0303.

	Three Months Ended March 31,				Twelve Months Ended December 31,
	2012		2011		2011		2010		2009		2008		2007
High	Cdn$	1.0272	Cdn$	1.0022	Cdn$	1.0604	Cdn$	1.0778	Cdn$	1.3000	Cdn$	1.2969	Cdn$	1.1853
Low	Cdn$	0.9849	Cdn$	0.9686	Cdn$	0.9449	Cdn$	0.9946	Cdn$	1.0292	Cdn$	0.9719	Cdn$	0.9170
Average	Cdn$	1.0011	Cdn$	0.9855	Cdn$	0.9891	Cdn$	1.0299	Cdn$	1.1420	Cdn$	1.0660	Cdn$	1.0748
Period End	Cdn$	0.9991	Cdn$	0.9718	Cdn$	1.0170	Cdn$	0.9946	Cdn$	1.0466	Cdn$	1.2246	Cdn$	0.9881

Source: Bank of Canada

USE OF PROCEEDS

        We expect to receive net proceeds from this offering of approximately $124.0 million after deducting the underwriting discounts and our estimated expenses. We intend to use the net proceeds from this offering, along with the net proceeds we receive from our concurrent offering of common shares, to:

  (i)
  fund our equity commitment in Canadian Hills; and

  (ii)
  to the extent that any proceeds remain thereafter, to fund additional growth opportunities and for general corporate purposes.

        This offering is not conditioned upon the successful completion of the concurrent offering of common shares and the concurrent offering of common shares is not conditioned upon the successful completion of this offering. We expect to receive net proceeds from the concurrent offering of common shares of approximately $68.5 million after deducting the underwriting discounts and our estimated expenses of the concurrent offering of common shares.

        If the concurrent offering of common shares is not successfully completed, we intend to use the net proceeds from this offering to fund our equity investment in Canadian Hills and to borrow from our existing revolving credit facility and/or draw on the $360 million bridge facility commitment that we have received from Morgan Stanley to fund any deficiency.

        This offering is not conditioned on our investment in Canadian Hills and there can be no assurance that Canadian Hills will commence commercial operations in a timely manner or at all.

 RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratios of earnings to fixed charges for the periods indicated calculated on the basis of the U.S. GAAP financial statements included in this prospectus. For this purpose, "earnings" consists of earnings from continuing operations and distributed income of equity investees, excluding income taxes, non-controlling interests share in earnings and fixed charges, other than capitalized interest, and "fixed charges" consists of project-level interest expense and corporate level interest expense.

	Year Ended December 31,					Three Months Ended March 31,
	2011	2010	2009	2008	2007	2012
Ratio of Earnings to Fixed Charges	(1)	2.08	(1)	2.24	1.58	(1)

(1)
For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of project-level interest expense and corporate level interest expense. Earnings consist of earnings from continuing operations and distributed income of equity investees, excluding income taxes, non-controlling interests share in earnings and fixed charges, other than capitalized interest. Earnings were insufficient to cover fixed charges as the loss before taxes was $43.9 million and $54.2 million, for the years ended December 31, 2011 and 2009, respectively, and $55.5 million for the three months ended March 31, 2012.

DIVIDENDS AND DIVIDEND POLICY

        On November 24, 2009, our shareholders approved our conversion to a common share structure. Subsequent to the conversion, we have continued to maintain our business strategy and each IPS was exchanged for one new common share. Following our acquisition of the Partnership in November 2011, our monthly dividend rate was increased to Cdn$0.0958 per common share. Our entire current monthly cash distribution of Cdn$0.0958 per common share is being paid as a dividend on the new common shares on the last business day of each month for holders of record on the last business day of the immediately preceding month. Future dividends are paid at the discretion of our board of directors subject to, among other things, our earnings and cash flow and are not guaranteed. The primary risk that impacts our ability to continue paying cash dividends at the current rate is the operating performance of our projects and their ability to distribute cash to us after satisfying project-level obligations.

        Dividends declared per common share (or distributions per IPS) for each of the monthly periods shown below were as follows (Cdn$):

Month	2012	2011	2010	2009
	Amount
January	$0.0958	$0.0912	$0.0912	$0.0912
February	0.0958	0.0912	0.0912	0.0912
March	0.0958	0.0912	0.0912	0.0912
April	0.0958	0.0912	0.0912	0.0912
May	0.0958	0.0912	0.0912	0.0912
June	0.0958	0.0912	0.0912	0.0912
July	—	0.0912	0.0912	0.0912
August	—	0.0912	0.0912	0.0912
September	—	0.0912	0.0912	0.0912
October	—	0.0912	0.0912	0.0912
November	—	0.0954	0.0912	0.0912
December	—	0.0958	0.0912	0.0912

 MARKET PRICE OF THE COMMON SHARES

        The IPSs were listed and posted for trading on the TSX under the symbol "ATP.UN" from the time of our initial public offering in November 2004 through November 30, 2009. Following the closing of the exchange of IPSs for common shares, our new common shares commenced trading on the TSX on December 2, 2009 under the symbol "ATP." The following table sets forth the price ranges of the outstanding IPSs and common shares, as applicable, as reported by the TSX for the periods indicated:

	High (Cdn$)	Low (Cdn$)
2009
First Quarter	$9.28	$6.34
Second Quarter	9.45	7.71
Third Quarter	9.49	8.55
Fourth Quarter	11.90	9.08
2010
First Quarter	13.85	11.50
Second Quarter	12.90	11.20
Third Quarter	14.47	12.11
Fourth Quarter	15.18	13.31
2011
First Quarter	15.50	14.41
Second Quarter	15.72	13.82
Third Quarter	15.46	12.92
Fourth Quarter	14.94	13.09
2012
First Quarter	15.11	13.60
Second Quarter (until June 25, 2012)	14.27	13.47

        Our shares began trading on the NYSE under the symbol "AT" on July 23, 2010. The following table sets forth the price ranges of our outstanding common shares, as reported by the NYSE from the date on which our common shares were listed for the periods indicated:

	High ($)	Low ($)
2010
Third Quarter (beginning July 23, 2010)	$14.00	$12.10
Fourth Quarter	14.98	13.26
2011
First Quarter	15.75	14.72
Second Quarter	16.18	14.33
Third Quarter	16.34	13.12
Fourth Quarter	14.55	12.52
2012
First Quarter	15.22	13.57
Second Quarter (until June 25, 2012)	14.49	13.00

        On June 25, 2012, there were 113,681,691 of our common shares issued and outstanding, and the number of holders of our common shares was approximately 84,700.

CAPITALIZATION

        The following table shows our cash and cash equivalents, and capitalization, as of March 31, 2012:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to the sale of $130.0 million of our 5.75% series C convertible unsecured subordinated debentures due 2019, after deducting underwriting discounts and estimated transaction expenses payable by us, and application of the net proceeds therefrom as described under "Use of proceeds"; and

  •
  on an as further adjusted basis to give effect to the concurrent offering and sale of the common shares, at a public offering price of $12.76 per share after deducting underwriting discounts and estimated transaction expenses payable by us, and application of the net proceeds therefrom as described under "Use of proceeds".

        The completion of this offering of Debentures is not subject to the completion of the concurrent offering of common shares and the completion of the concurrent offering of common shares is not subject to the completion of this offering.

        You should read this table in conjunction with the section entitled "Use of proceeds" included elsewhere in this prospectus, in addition to our consolidated financial statements and related notes incorporated by reference herein.

	As of March 31, 2012
	Actual	As adjusted	As further adjusted
	(unaudited) (in thousands)
Cash and cash equivalents:	$106,609	$106,609	$114,095

Debt:
Convertible debentures due 2014	$44,966	$44,966	$44,966
Convertible debentures due 2017	67,602	67,602	67,602
Convertible debentures due 2017	80,701	80,701	80,701
Convertible debentures due 2019	—	130,000	130,000
Senior unsecured notes	460,000	460,000	460,000
Corporate level debt	625,526	625,526	625,526
Revolving credit facility	72,800	72,800	72,800
Current portion of project-level debt	246,520	246,520	246,520
Project-level debt	279,159	279,159	279,159

Total debt:	1,877,274	2,007,274	2,007,274

Shareholders' equity:
Common shares, no par value per share, unlimited authorized shares, 113,680,643 shares issued and outstanding, actual; 113,680,643 shares issued and outstanding, as adjusted; 119,247,820 shares issued and outstanding, as further adjusted(1)	1,217,893	1,217,893	1,286,367
Preferred shares issued by a subsidiary company	221,304	221,304	221,304
Accumulated other comprehensive loss	12,216	12,216	12,216
Retained deficit	(395,743)	(395,743)	(395,743)

Total shareholder's equity	1,055,670	1,055,670	1,124,144

Total capitalization	$2,932,944	$3,062,944	$3,131,418

(1)
Excludes (i) 13,252,000 shares issuable upon conversion, redemption, purchase for cancellation or maturity of our outstanding convertible debentures, and (ii) 471,275 unvested notional shares granted under the terms of our Long Term Incentive Plan.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        The following table presents summary consolidated financial information for Atlantic Power. The annual historical information as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 has been derived from the audited consolidated financial statements appearing in Atlantic Power's Annual Report on Form 10-K for the year ended December 31, 2011, as amended, incorporated by reference into this prospectus. The annual historical information as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 has been derived from historical financial statements not incorporated by reference into this prospectus. The historical information as of, and for the three-month periods ended March 31, 2012 and 2011 has been derived from the unaudited consolidated financial statements appearing in Atlantic Power's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, incorporated by reference into this prospectus. Data for all periods have been prepared under U.S. GAAP. You should read the following selected consolidated financial information together with Atlantic Power's consolidated financial statements and the notes thereto and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included as part of Atlantic Power's Annual Report on Form 10-K for the year ended December 31, 2011, as amended, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, each of which is incorporated by reference into this prospectus. See "Where you can find more information" beginning on page 65 of this prospectus.

						Three Months Ended March 31,
	Year Ended December 31,
(in thousands of US dollars, except per share/subordinated note data and as otherwise stated)
	2011	2010	2009	2008	2007	2012(a)	2011(a)
Project revenue	$284,895	$195,256	$179,517	$173,812	$113,257	$167,610	$53,665
Project (loss) income	33,979	41,879	48,415	41,006	70,118	(24,650)	14,869
Net (loss) income attributable to Atlantic Power Corporation	(38,408)	(3,752)	(38,486)	48,101	(30,596)	(42,292)	6,136
Basic earnings (loss) per share	(0.50)	(0.06)	(0.63)	0.78	(0.50)	(0.37)	0.09
Basic earnings (loss) per share, Cdn$(b)	(0.49)	(0.06)	(0.72)	0.84	(0.53)	(0.37)	0.09
Diluted earnings (loss) per share(c)	(0.50)	(0.06)	(0.63)	0.73	(0.50)	(0.37)	0.09
Diluted earnings (loss) per share, Cdn$(b)(c)	(0.49)	(0.06)	(0.72)	0.78	(0.53)	(0.37)	0.09
Distribution per subordinated note(d)	—	—	0.51	0.60	0.59	—	—
Dividend declared per common share	1.11	1.06	0.46	0.40	0.40	0.29	0.27
Total assets	3,248,427	1,013,012	869,576	907,995	880,751	3,475,710	1,007,801
Total long-term liabilities	1,940,192	518,273	402,212	654,499	715,923	1,940,073	504,492

(a)
Unaudited.

(b)
The Cdn$ amounts were converted using the average exchange rates for the applicable reporting periods.

(c)
Diluted earnings (loss) per share is computed including dilutive potential shares, which include those issuable upon conversion of convertible debentures and under our long term incentive plan. Because we reported a loss during the years ended December 31, 2011, 2010, 2009 and 2007, the effect of including potentially dilutive shares in the calculation during those periods is anti-dilutive.

  Please see the notes to our historical consolidated financial statements incorporated by reference into this prospectus for information relating to the number of shares used in calculating basic and diluted earnings per share for the periods presented.

(d)
At the time of our initial public offering, our publicly traded security was an IPS, each of which was comprised of one common share and Cdn$5.767 principal amount of 11% subordinated notes due 2016. On November 27, 2009, we converted from the IPS structure to a traditional common share structure. In connection with the conversion, each IPS was exchanged for one new common share.

UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED STATEMENT OF OPERATIONS

        On November 5, 2011, we completed the direct and indirect acquisition of all the outstanding limited partnership interests of the Partnership. The following unaudited pro forma condensed combined consolidated statement of operations (which we refer to as the pro forma statement of operations) combines the historical consolidated statements of operations of Atlantic Power and the Partnership to illustrate the effect of the acquisition of the Partnership. An unaudited pro forma condensed combined consolidated balance sheet is not presented herein as the acquisition of the Partnership was effected prior to, and is reflected in, the audited consolidated balance sheet of Atlantic Power as of December 31, 2011.

        The pro forma statement of operations and accompanying notes should be read in conjunction with:

  •
  audited consolidated financial statements of Atlantic Power for the year ended December 31, 2011 and the notes relating thereto included in Atlantic Power's Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated by reference herein; and

  •
  audited consolidated financial statements of the Partnership for the year ended December 31, 2010 and the notes relating thereto, and the unaudited consolidated financial statements of the Partnership for the nine months ended September 30, 2011 and the notes relating thereto, each included as exhibits to Atlantic Power's Form 8-K/A filed with the SEC on December 20, 2011 and incorporated by reference herein.

        The pro forma statement of operations is based on (i) the audited consolidated statement of operations of Atlantic Power for the year ended December 31, 2011 and the notes relating thereto, and (ii) the unaudited consolidated statement of operations of the Partnership for the period from January 1, 2011 to November 5, 2011. The historical consolidated statements of operations have been adjusted in the pro forma statement of operations to give effect to pro forma events that are (1) directly attributable to the acquisition of the Partnership, (2) factually supportable and (3) expected to have a continuing impact on the combined results. The pro forma statement of operations for the year ended December 31, 2011 gives effect to the acquisition of the Partnership as if it occurred on January 1, 2011.

        As described in the accompanying notes, the pro forma statement of operations has been prepared using the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP, and the regulations of the SEC. Atlantic Power has been treated as the acquirer in the transaction for accounting purposes. Accordingly, the pro forma financial information is preliminary and has been made solely for the purpose of providing this unaudited pro forma condensed combined consolidated statement of operations. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the pro forma financial information presented and the combined company's future results of operations and financial position.

        The pro forma statement of operations has been presented for informational purposes only and is not necessarily indicative of what the combined company's results of operations and financial position would have been had the transaction been completed on the dates indicated. In addition, the pro forma statement of operations does not purport to project the future results of operations or financial position of the combined company.

ATLANTIC POWER CORPORATION AND ATLANTIC POWER LIMITED PARTNERSHIP
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011
(in thousands, except per share data)

	Atlantic Power Historical (audited) (a)	Partnership Historical (unaudited) (a),(b), (1)	Pro Forma Adjustments (c)		Pro Forma Combined
Project revenue:	$284,895	$409,267	$—		$694,162
Project expenses:
Fuel	93,993	170,704	—		264,697
Project operations and maintenance	56,832	73,406	—		130,238
Depreciation and amortization	63,638	73,236	26,875	(d)	163,750

	214,463	317,346	26,875		558,684
Project other income (expenses):
Change in fair value of derivative instruments	(22,776)	1,043	—		(21,733)
Equity in earnings of unconsolidated affiliates	6,356	—	—		6,356
Interest expense, net	(20,053)	—	—		(20,053)
Other expense, net	20	—	—		20

	(36,453)	1,043	—		(35,410)

Project income	33,979	92,965	(26,875)		100,068
Administrative and other expenses (income):
Administration	38,108	45,375	—		83,483
Interest expense, net	25,998	34,668	37,145	(e)	97,811
Other expense, net	—	—	—		—
Foreign exchange gain	13,838	10,077	—		23,915

	77,944	90,121	37,145		205,210

Income (loss) from operations before income taxes	(43,965)	2,844	(64,020)		(105,141)
Income tax expense	(8,324)	(2,669)	(24,328	)(f)	(35,321)

Net income (loss)	(35,641)	5,513	(39,693)		(69,821)
Net income (loss) attributable to noncontrolling interest	2,767	10,770	—		13,537

Net income (loss) attributable to Atlantic Power Corporation	$(38,408)	$(5,527)	$(39,693)		$(83,358)

EPS—Basic	$(0.50)	(0.10)	(0.13)		$(0.73)
EPS—Diluted	$(0.50)	(0.10)	(0.13)		$(0.73)

(1)
The Partnership historical results are recorded in Canadian dollars and are in accordance with IFRS. See Note 5(b) and (c) for an explanation of the conversion to U.S. dollars and U.S. GAAP.

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations, which are an integral part of this statement.

ATLANTIC POWER CORPORATION AND ATLANTIC POWER LIMITED PARTNERSHIP
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED STATEMENT OF OPERATIONS

Note 1. Description of the Transaction

        On November 5, 2011, we completed the direct and indirect acquisition of all of the outstanding limited partnership units of Capital Power Income L.P. (renamed Atlantic Power Limited Partnership on February 1, 2012, the "Partnership") pursuant to the terms and conditions of an Arrangement Agreement, dated June 20, 2011, as amended by Amendment No. 1, dated July 15, 2011 (the "Arrangement Agreement"), by and among us, the Partnership, CPI Income Services Ltd., the general partner of the Partnership and CPI Investments Inc., a unitholder of the Partnership that was then owned by EPCOR Utilities Inc. and Capital Power Corporation. The transactions contemplated by the Arrangement Agreement were effected through a court-approved plan of arrangement under the Canada Business Corporations Act (the "Plan of Arrangement"). The Plan of Arrangement was approved by the unitholders of the Partnership, and the issuance of our common shares to the Partnership unitholders pursuant to the Plan of Arrangement was approved by our shareholders, at respective special meetings held on November 1, 2011. A Final Order approving the Plan of Arrangement was granted by the Court of Queen's Bench of Alberta on November 1, 2011.

        Under the terms of the Plan of Arrangement, the Partnership unitholders were permitted to exchange each of their Partnership units for, at their election, Cdn$19.40 in cash or 1.3 of our common shares. All cash elections were subject to proration if total cash elections exceed approximately Cdn$506.5 million and all share elections were subject to proration if total share elections exceed approximately 31.5 million of our common shares.

        Pursuant to the Plan of Arrangement, the Partnership sold its Roxboro and Southport facilities located in North Carolina to an affiliate of Capital Power Corporation, for approximately Cdn$121.4 million which equated to approximately Cdn$2.15 per unit of the Partnership. In addition, in connection with the Plan of Arrangement, the management agreements between certain subsidiaries of Capital Power Corporation and the Partnership and certain subsidiaries of the Partnership were terminated (or assigned to us) in consideration of a payment of Cdn$10.0 million. Atlantic Power and its subsidiaries assumed the management of the Partnership upon closing and entered into a transitional services agreement with Capital Power Corporation for a term of six to twelve months following closing to facilitate and support the integration of the Partnership into Atlantic Power.

Note 2. Basis of Pro Forma Presentation

        The pro forma statement of operations was derived from historical consolidated statements of operations of Atlantic Power and the Partnership. Certain reclassifications have been made to the historical statement of operations of the Partnership to conform with Atlantic Power's presentation. This resulted in income statement adjustments to operating revenues, operating expenses, other income and deductions.

        The historical consolidated statements of operations have been adjusted in the pro forma statement of operations to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The following matters have not been reflected in the pro forma statement of operations as they do not meet the aforementioned criteria.

  •
  Cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the transaction with the Partnership. The timing and effect of actions associated with integration are currently uncertain.

        The pro forma statement of operations was prepared using the acquisition method of accounting under U.S. GAAP and the regulations of the SEC. Atlantic Power has been treated as the acquirer in the transaction for accounting purposes. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. In addition, acquisition accounting establishes that the consideration transferred be measured at the closing date of the transaction at the then-current market price. Since acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement, the pro forma statement of operations is preliminary and has been prepared solely for the purpose of providing unaudited pro forma condensed combined consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma statement of operations and the combined company's future results of operations and financial position. The pro forma statement of operations has been presented for informational purposes only and is not necessarily indicative of what the combined company's results of operations would have been had the transaction been completed on the date indicated. In addition, the pro forma statement of operations does not purport to project the future results of operations or financial position of the combined company.

Note 3. Significant Accounting Policies

        Based upon Atlantic Power's initial review of the Partnership's summary of significant accounting policies, as disclosed in the Partnership's consolidated historical financial statements elsewhere in this Prospectus, as well as on preliminary discussions with the Partnership's management, the pro forma condensed combined consolidated statement of operations assumes there will be certain adjustments necessary to conform the Partnership's accounting policies under International Financial Reporting Standards ("IFRS") to Atlantic Power's accounting policies under U.S. GAAP. Upon completion of the transaction and a more comprehensive comparison and assessment, differences may be identified that would necessitate changes to the Partnership's future accounting policies and such changes could result in material differences in future reported results of operations and financial position for the Partnership as compared to historically reported amounts.

Note 4. Estimated Purchase Price and Preliminary Purchase Price Allocations

        Our acquisition of the Partnership is accounted for under the acquisition method of accounting as of the transaction closing date. The purchase price allocation for the business combination is estimated as follows (in thousands):

Fair value of consideration transferred:
Cash	$601,766
Equity	407,424

Total purchase price	$1,009,190

Preliminary purchase price allocation
Working capital	$37,951
Property, plant and equipment	1,024,015
Intangibles	554,679
Other long-term assets	224,295
Long-term debt	(621,551)
Other long-term liabilities	(155,489)
Deferred tax liability	(164,539)

Total identifiable net assets	899,361
Preferred shares	(221,304)
Goodwill	331,133

Total purchase price	1,009,190
Less cash acquired	(22,683)

Cash paid, net of cash acquired	$986,507

        The purchase price was computed using the Partnership's outstanding units as of June 30, 2011, adjusted for the exchange ratio at November 4, 2011. The purchase price reflects the market value of our common shares issued in connection with the transaction based on the closing price of our common shares on the Toronto Stock Exchange on November 4, 2011.

Note 5. Pro Forma Adjustments to Statement of Operations

        The pro forma adjustments included in the pro forma statement of operations are as follows:

        (a)   Atlantic Power and the Partnership historical presentation—Based on the amounts reported in the consolidated statements of operations of Atlantic Power for the year ended December 31, 2011 and the consolidated statements of operations of the Partnership for the period from January 1, 2011 to November 5, 2011. Certain financial statement line items included in the Partnership's historical presentation have been reclassified to corresponding line items included in Atlantic Power's historical presentation. These reclassifications had no impact on the historical operating income or net income from continuing operations reported by the Partnership.

        (b)   The Partnership conversion to U.S. dollars—Based on the amounts reported in the historical consolidated statement of operations of the Partnership for the period from January 1, 2011 to November 5, 2011. The amounts have been converted from Canadian dollars to U.S. dollars using average exchange rates for the applicable period. The adjustments to revenues and expenses were not material to the Partnership's consolidated income statement.

        (c)   The Partnership conversion to U.S. GAAP—Based on the amounts reported in the consolidated statement of operations of the Partnership for the period from January 1, 2011 to November 5, 2011. Certain financial statement line items included in the Partnership's historical presentation have been reclassified or adjusted to conform to U.S. GAAP presentation. For the period from January 1, 2011 to November 5, 2011, the Partnership statements conform to IFRS. The adjustments to revenues and expenses were not material to the Partnership's consolidated income statement.

        (d)   Power Purchase Agreements and Plants—The pro forma statement of operations includes pro forma adjustments to reflect the increase in expense resulting from the amortization of the valuation adjustment related to the Partnership's intangibles and the depreciation of the plants.

        (e)   Debt and Equity issuance—The pro forma statement of operations includes pro forma adjustments to reflect the net incremental interest expense resulting from Atlantic Power's issuance of 9% Senior Notes due 2018, the proceeds of which were used to partially fund the cash portion of the purchase price, and amortization of deferred financing costs of $36.0 million and $1.1 million, respectively, for the year ended December 31, 2011.

        (f)    Income Tax Benefit—For purposes of the unaudited pro forma condensed combined consolidated statement of operations, tax benefits are provided at the Canadian enacted statutory rate of 25%. This rate does not reflect Atlantic Power's effective tax rate, which includes other tax items, such as non-deductible items, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our common shares as of June 25, 2012 with respect to:

  •
  each person (including any "group" of persons as that term is used in Section 13(d)(3) of the Exchange Act) who is known to us to be the beneficial owner of more than 5% of our outstanding common shares (none as of June 25, 2012);

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our current directors and executive officers as a group.

        The address of each beneficial owner listed in the following table is c/o Atlantic Power Corporation, One Federal Street, Floor 30, Boston, MA 02110.

        Except as otherwise indicated in the footnotes to the following table, we believe, based on the information provided to us, that the persons named in the following table have sole voting and investment power with respect to the shares they beneficially own, subject to applicable community property laws.

Name of beneficial owner	Number of common shares beneficially owned		Percentage of common shares beneficially owned(1)
Directors and named executive officers
Irving R. Gerstein	10,582	(2)	*
Kenneth M. Hartwick	64,487	(2)	*
John A. McNeil	12,682	(2)	*
R. Foster Duncan	2,626	(2)	*
Holli Ladhani	5,036	(2)	*
Barry E. Welch	457,119	(3)	*
Patrick J. Welch(4)	89,205		*
Lisa J. Donahue	—		*
Paul H. Rapisarda	165,754	(3)	*
William B. Daniels	22,629	(3)	*
John J. Hulburt	25,026	(3)	*
All directors and executive officers as a group (10 persons)(5)	765,941		*

Notes:

*
Less than 1%

(1)
The applicable percentage ownership is based on 113,681,691 common shares issued and outstanding as of June 25, 2012.

(2)
Common shares beneficially owned include units held in our deferred share unit plan of 182 for Irving R. Gerstein, 62,487 for Kenneth M. Hartwick, 182 for John A. McNeil, 1,126 for R. Foster Duncan and 5,036 for Holli Ladhani.

(3)
Common shares beneficially owned include unvested notional shares granted under our long-term incentive plan of 174,262 for Barry E. Welch, 97,103 for Paul H. Rapisarda, 21,696 for William B. Daniels and 19,026 for John J. Hulburt.

(4)
Patrick J. Welch is no longer employed by us. Information with respect to Patrick J. Welch's beneficial ownership is as of June 10, 2011, the date of his resignation from the Company.

(5)
Patrick J. Welch is not included in this group.

 DESCRIPTION OF CONCURRENT OFFERING OF COMMON SHARES

        Concurrently with this offering, we are also conducting a separate public offering of 5,567,177 common shares.

        The common shares are being offered by means of a separate prospectus, and not this prospectus. The completion of this offering of Debentures is not conditioned on the completion of the concurrent offering of common shares and the completion of the concurrent offering of common shares is not conditioned on the completion of this offering.

DESCRIPTION OF DEBENTURES

        The Debentures will be governed by the terms of the trust indenture, dated as of December 17, 2009, between us and Computershare Trust Company of Canada, as trustee (the "Debenture Trustee"), as supplemented by a second supplemental indenture to be entered into at closing between us and the trustee. We refer to the trust indenture as the "Indenture" and to the second supplemental indenture as the "Second Supplement." The following summary description sets forth some of the general terms and provisions of the Debentures and the Indenture. Because this is a summary description, it does not contain all of the information that may be important to you and is qualified in its entirety by reference to the Indenture, the Second Supplement and the form of the Debentures, which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

        The Debentures will be issued under and pursuant to the provisions of the Indenture and the Second Supplement. The Debentures will be limited to the aggregate principal amount of $130,000,000. The Company may, however, from time to time, without the consent of the holders of the outstanding debentures of the Company (including holders of the Debentures), issue debentures in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof. At the closing of this offering, the Debentures will be available for delivery in book-entry form only through the facilities of CDS. Holders of beneficial interests in the Debentures will not have the right to receive physical certificates evidencing their ownership of Debentures except under certain circumstances described under "Description of Debentures—Book entry, delivery and form." No fractional Debentures will be issued.

        The Debentures will bear interest from the date of issue at 5.75% per annum, which will be payable semi-annually in arrears on the last day of June and December in each year, commencing on December 31, 2012, computed on the basis of a 360-day year composed of twelve 30-day months. The first payment will represent accrued interest for the period from the closing of this offering up to, but excluding December 31, 2012. The interest on the Debentures will be payable in lawful money of the United States of America as specified in the Indenture. Subject to any required regulatory approval and provided no event of default has occurred and is continuing, the Company shall have the option to pay such interest by delivering a number of common shares to an agent for sale, in which event holders of the Debentures will be entitled to receive a cash payment equal to the interest owed from the proceeds of the sale of the requisite number of common shares by the agent. The Indenture does not, and the Second Supplement will not, contain a requirement for the Company to increase the amount of interest or other payments to holders of Debentures should the Company become required to withhold amounts in respect of income or similar taxes on payment of interest or other amounts. See "Risk factors—Risks relating to the Debentures—Withholding tax."

        The principal on the Debentures will be payable in lawful money of the United States of America or, at the option of the Company and subject to applicable regulatory approval, by delivery of common shares to satisfy in whole or in part its obligation to repay principal under the Debentures as further described under "Description of Debentures—Payment upon redemption or maturity" and "Description of Debentures—Redemption and purchase."

        The Debentures will be direct obligations of the Company and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Company as described under "Description of Debentures—Subordination."

        The Indenture does not, and the Second Supplement will not, restrict the Company from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its assets to secure any indebtedness. The Debentures will be transferable, and may be presented for conversion, at the principal offices of the Debenture Trustee in Toronto, Ontario.

        The Debentures will mature on June 30, 2019 ("Maturity Date").

Conversion privilege

        The Debentures will be convertible at the holder's option into common shares at any time prior to the close of business on the earlier of the Maturity Date and the last business day immediately preceding the date specified by the Company for redemption of the Debentures, at a conversion price of $17.25 per common share, being a ratio of approximately 57.9710 common shares per $1,000 principal amount of Debentures. No adjustment will be made for dividends or distributions payable on common shares issuable upon conversion; however, holders converting their Debentures shall be entitled to receive, in addition to the applicable number of common shares, accrued and unpaid interest in respect thereof for the period up to but excluding the date of conversion from the latest interest payment date.

        Subject to the provisions thereof, the Indenture provides for the adjustment of the conversion rights in certain events including: (i) the subdivision or consolidation of the outstanding common shares; (ii) the issue of common shares or securities convertible into common shares by way of stock dividend or other distribution; (iii) the issuance of options, rights or warrants to all or substantially all the holders of common shares entitling them to acquire common shares or other securities convertible into common shares at less than 95% of the then current market price of the common shares; (iv) the distribution to all or substantially all holders of common shares of any securities or assets (other than cash dividends and equivalent dividends in securities paid in lieu of cash dividends in the ordinary course); (v) the payment to all holders of common shares of cash or any other consideration in respect of an issuer bid for common shares by the Company to the extent that the cash and fair market value of any other consideration included in the payment per common share exceeds the current market price of the common shares on the date of expiry of such issuer bid; and (vi) the payment of a regular monthly cash dividend or distribution to all or substantially all the holders of common shares in excess of Cdn$0.09583 per common share, proportionally adjusted in the case of an applicable period that is not one month (which would be Cdn$0.28749 per common share for a quarterly dividend or distribution, Cdn$0.57498 per common share for a semi-annual dividend or distribution or Cdn$1.14996 per common share for an annual dividend or distribution).

        Provided the common shares are then listed on the NYSE, the term "current market price" is defined in the Indenture to mean the volume weighted average price of the common shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

        There will be no adjustment of the conversion price in respect of any event described in (ii), (iii), (iv), (v) and (vi) above if, subject to prior regulatory approval, if required, the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Company will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%. In the case of any reclassification of the common shares or a capital reorganization of the Company (other than as described in (i) or (ii) above) or in case of any amalgamation, arrangement or merger of the Company with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Company as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Company, the terms of the conversion privilege shall be adjusted so that each Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction, be exercisable, in lieu of common shares, for the kind and amount of securities or property of the Company, or such continuing, successor or purchaser entity, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction if on the effective date thereof it had been the holder of the number of common shares into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up or other similar transaction. For example, if the Company were to sell all of its properties and assets for cash consideration, any Debentures that remain outstanding following such sale would then be convertible into cash, in an amount per common share otherwise issuable upon conversion of the Debenture equal to the cash consideration per common share received by the holders of common shares pursuant to such sale.

        No fractional common shares will be issued on any conversion of the Debentures, but in lieu thereof the Company shall satisfy such fractional interest by a cash payment equal to the current market price of such fractional interest. Upon conversion, the Company may offer, and the converting holder may agree to, the delivery of cash for all or a portion of the Debentures surrendered in lieu of common shares.

Redemption and purchase

        The Debentures may not be redeemed by the Company before June 30, 2015 (except in certain limited circumstances following a change of control). See "Description of Debentures—Repurchase upon a change of control." On or after June 30, 2015 and prior to June 30, 2017, the Debentures may be redeemed at the option of the Company, in whole at any time or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average price of the common shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2017 and prior to their maturity, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest.

        In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

        The Company will have the right to purchase Debentures in the market, by tender or by private contract subject to regulatory requirements; provided, however, that if an event of default (as defined herein) has occurred and is continuing, the Company will not have the right to purchase the Debentures by private contract.

Payment upon redemption or maturity

        On redemption (the "Redemption Date") or on the maturity date, the Company will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of the United States of America an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. The Company may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to any required regulatory approvals, unless an event of default has occurred and is continuing, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Debentures which are to be redeemed or which have matured by issuing and delivering freely tradeable common shares to the holders of the Debentures. The number of common shares to be issued will be determined by dividing the principal amount of the Debentures which are to be redeemed or have matured by 95% of the current market price of the common shares on the Redemption Date or maturity date, as the case may be.

        No fractional common shares will be issued to holders of Debentures, but in lieu thereof, the Company shall satisfy such fractional interest by a cash payment equal to the current market price of such fractional interest.

        The delivery of common shares to satisfy the Company's obligations under the Debentures may require regulatory approval, including filing a prospectus qualifying the distribution of such common shares or obtaining an exemptive relief order from the relevant Canadian securities regulators in the event that an exemption from the prospectus and registration requirements of applicable Canadian securities laws is not available at the time of the delivery of common shares. In addition, any issuance of common shares to satisfy the Company's obligations under the Debentures will be subject to the approval of the TSX and the NYSE (and any other exchange on which the common shares are listed at the relevant time).

Cancellation

        All Debentures converted, redeemed or purchased will be cancelled and may not be reissued or resold.

Subordination

        The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, in the circumstances referred to below and more particularly as set forth in the Indenture, to the prior payment in full of all existing and future Senior Indebtedness of the Company, including our revolving credit facility, the convertible debentures of the Company issued on October 11, 2006 and our senior notes issued on November 4, 2011. "Senior Indebtedness" of the Company is defined in the Indenture and includes: (a) indebtedness of the Company for borrowed money; (b) obligations of the Company evidenced by bonds, debentures, notes or other similar instruments; (c) obligations of the Company arising pursuant or in relation to bankers' acceptances, letters of credit and letters of guarantee (including payment and reimbursement obligations in respect thereof) or indemnities issued in connection therewith; (d) obligations of the Company under any swap, hedging or other similar contracts or arrangements; (e) obligations of the Company under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the Senior Indebtedness or other obligations of any other person which would otherwise constitute Senior Indebtedness within the meaning of this definition, including the guarantee of the Company's revolving credit facility; (f) all indebtedness of the Company representing the deferred purchase price of any property including, without limitation, purchase money mortgages; (g) accounts payable to trade creditors; (h) all renewals, extensions and refinancing of any of the foregoing; and (i) all costs and expenses incurred by or on behalf of the holder of any Senior Indebtedness in enforcing payment or collection of any such Senior Indebtedness, including enforcing any security interest securing the same. The Debentures will be effectively structurally subordinate to claims of creditors (including trade creditors) of the Company's subsidiaries, including Atlantic Power Holdings, Inc. ("Holdings"). As of June 25, 2012, we had an aggregate amount of $523.8 million of Senior Indebtedness outstanding.

        The Debentures, the 6.25% convertible debentures we issued on December 17, 2009, the 5.60% convertible debentures we issued on October 20, 2010 and each other series of debentures issued under the Indenture or under indentures supplemental to the Indenture will rank pari passu with each other (regardless of their actual date or terms of issue).

        The Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation or reorganization or other similar proceedings relating to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, then holders of Senior Indebtedness will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon.

        The Indenture also provides that the Company will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures at any time when a default or an event of default has occurred with respect to any Senior Indebtedness permitting a senior creditor to demand payment or accelerate the maturity thereof and the notice of such default or event of default has been given by or on behalf of holders of Senior Indebtedness to the Company or the Company otherwise has knowledge thereof, unless such notice has been revoked, such default or event of default has been cured or the Senior Indebtedness has been repaid or satisfied in full as defined in the Indenture.

        The Debenture Trustee and the Company will also be authorized (and obligated upon any request from certain holders of Senior Indebtedness) under the Indenture to enter into subordination agreements on behalf of the holders of Debentures with any holder of Senior Indebtedness.

Repurchase upon a change of control

        Upon the occurrence of a change of control of the Company, the holders of the Debentures will have the right to require the Company to repurchase their Debentures, in whole or in part, at a price equal to 100% of the principal amount thereof (the "Offer Price") plus accrued and unpaid interest thereon. A change of control will be deemed to occur upon: (i) an acquisition by a person or group of persons acting jointly or in concert (within the meaning of the Securities Act (Ontario)) of ownership of, or voting control or direction over, 50% or more of the common shares; or (ii) the sale or other transfer of all or substantially all of the consolidated assets of the Company.

        A change of control will not include a sale, merger, reorganization, or other similar transaction if the previous holders of the common shares hold at least 50% of the voting control in such merged, reorganized or other continuing entity.

        If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the change of control have been tendered for purchase following a change of control, the Company will have the right to redeem all the remaining Debentures on the purchase date, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee by the Company within 10 days following expiry of the right to require repurchase after the change of control and, as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered for purchase.

        The Indenture contains notification provisions to the effect that:

          (a)   the Company will promptly give written notice to the Debenture Trustee of the occurrence of a change of control and the Debenture Trustee will thereafter give to the Debenture holders a notice of the change of control, the right of the holders of Debentures to require repurchase and the right of the Company to redeem untendered Debentures under certain circumstances; and

          (b)   a Debenture holder, to exercise the right to require repurchase following the change of control, must deliver to the Debenture Trustee, not less than five business days prior to the date which is 30 days after the date the Debenture Trustee delivers notice of the change of control to the Debenture holder, written notice of the holder's exercise of the right to require repurchase, together with a duly endorsed form of transfer.

        The Company will comply with the requirements of Canadian securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Debentures in the event of a change of control.

Cash change of control

        In addition to the requirement for the Company to repurchase Debentures following a change of control, if a change of control occurs in which 10% or more of the consideration for the common shares in the transaction or transactions constituting a change of control consists of:

  •
  cash, other than cash payments for fractional common shares and cash payments made in respect of dissenter's appraisal rights;

  •
  equity securities that are not traded or intended to be traded immediately following such transactions on a stock exchange; or

  •
  other property that is not traded or intended to be traded immediately following such transactions on a stock exchange,

then subject to regulatory approvals, during the period beginning ten trading days before the anticipated date on which the change of control becomes effective and ending 30 days after the notice of change of control and offer to repurchase Debentures is delivered, holders of Debentures will be entitled to convert their Debentures, subject to certain limitations, and receive, in addition to the number of common shares they would otherwise be entitled to receive as set forth under "Description of Debentures—Conversion privilege" above, an additional number of common shares per $1,000 principal amount of Debentures as set forth below. Any such additional conversion entitlement shall be subject to the change of control transaction having been completed.

        The delivery of common shares to satisfy the Company's obligations under the Debentures may require regulatory approval, including filing a prospectus qualifying the distribution of such common shares or obtaining an exemptive relief order from the relevant Canadian securities regulators in the event that an exemption from the prospectus and registration requirements of applicable Canadian securities laws is not available at the time of the delivery of common shares. In addition, any issuance of common shares to satisfy the Company's obligations under the Debentures will be subject to the approval of the TSX and the NYSE (and any other exchange on which the common shares are listed at the relevant time).

        The number of additional common shares per $1,000 principal amount of Debentures constituting the make whole premium will be determined by reference to the table below and is based on the date on which the change of control becomes effective (the "Effective Date") and the price (the "Stock Price") paid per common share in the transaction constituting the change of control. If holders of common shares receive only cash in the transaction, the Stock Price shall be the cash amount paid per common share. Otherwise, the Stock Price shall be equal to the current market price of the common shares immediately preceding the Effective Date of such transaction.

        The following table shows what the make whole premium would be for each hypothetical Stock Price and Effective Date set forth below, expressed as additional common shares per $1,000 principal amount of Debentures. For the avoidance of doubt, the Company shall not be obliged to pay the make whole premium otherwise than by issuance of common shares upon conversion, subject to the provisions relating to adjustment of the conversion price in certain circumstances and following the completion of certain types of transactions described under "Description of Debentures—Conversion privilege" above.

Make Whole Premium Upon a Change of Control
(Number of Additional Common Shares per $1,000 Debenture)

	Share Price
	$12.76	$14.00	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00	$25.00	$30.00	$35.00
July 05, 2012	20.3989	14.4182	10.7751	7.9386	5.7832	4.1625	2.9440	2.0649	0.2683	0.0181	0.0023
June 30, 2013	20.3989	14.1969	10.4853	7.5954	5.4128	3.7865	2.5750	1.7241	0.1358	0.0042	0.0004
June 30, 2014	20.3989	13.9234	10.1084	7.1339	4.9013	3.2540	2.0374	1.2198	0.0155	—	—
June 30, 2015	20.3989	13.6549	9.7145	6.6473	4.3740	2.7116	1.4655	0.6581	—	—	—
June 30, 2016	20.3989	13.2441	8.9819	5.6393	3.2506	1.6512	0.6486	0.1769	—	—	—
June 29, 2017	20.3989	13.1448	8.4957	4.4653	1.4383	0.1904	0.0083	—	—	—	—

        The actual Stock Price and Effective Date may not be set forth on the table, in which case:

  •
  if the actual Stock Price on the Effective Date is between two Stock Prices on the table or the actual Effective Date is between two Effective Dates on the table, the make whole premium will be determined by a straight-line interpolation between the make whole premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

  •
  if the Stock Price on the Effective Date exceeds $35.00 per common share, subject to adjustment as described below, the make whole premium will be zero; and

  •
  if the Stock Price on the Effective Date is less than $12.76 per common share, subject to adjustment as described below, the make whole premium will be zero.

        The Stock Prices set forth in the first row of the table above will be adjusted as of any date on which the conversion rate of the Debentures is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional common shares set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under "Description of Debentures—Conversion privilege," other than by operation of an adjustment to the conversion rate by adding the make whole premium as described above.

Modification

        The rights of the Debenture holders as well as any other series of debentures that have been or may be issued under the Indenture or indentures supplemental to the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which make binding on all Debenture holders resolutions passed at meetings of the Debenture holders by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the then outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the then outstanding Debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of each particularly affected series of debentures, as the case may be. Under the Indenture, certain amendments may be made to the Indenture without the consent of the Debenture holders.

Events of Default

        The Indenture provides that an event of default ("Event of Default") in respect of the Debentures will occur if certain events described in the Indenture occur, including if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for

15 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; or (iii) certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% in principal amount of the then outstanding Debentures, declare the principal of (and premium, if any) and interest on all outstanding Debentures to be immediately due and payable.

Offers for Debentures

        The Indenture contains provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the Securities Act (Ontario) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by Debenture holders who did not accept the offer on the terms offered by the offeror.

Book entry, delivery and form

        Debentures will be issued in the form of fully registered global Debentures (the "Global Debentures") held by, or on behalf of, CDS or its successor (the "Depository"), as custodian for its participants.

        All Debentures will be represented in the form of Global Debentures registered in the name of the Depository or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, the Debentures will be represented only in "book-entry only" form (unless the Company, in its sole discretion, elects to prepare and deliver definitive Debentures in fully registered form). Beneficial interests in the Global Debentures, constituting ownership of the Debentures, will be represented through book-entry accounts of institutions (including the underwriters) acting on behalf of beneficial owners, as direct and indirect participants of the Depository (the "participants"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the underwriters or registered dealer from whom the Debenture is purchased in accordance with the practices and procedures of the selling underwriters or registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Debentures.

        If the Depository notifies the Company that it is unwilling or unable to continue as depository in connection with the Global Debentures, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company and the Debenture Trustee are unable to locate a qualified successor, or if the Company elects, in its sole discretion, to terminate the book-entry system, with the consent of the Debenture Trustee, or if under certain circumstances described in the Indenture, an Event of Default has occurred, beneficial owners of Debentures represented by Global Debentures at such time will receive Debentures in registered and definitive form (the "Definitive Debentures").

Transfer and exchange of Debentures

        Transfers of beneficial ownership in Debentures represented by Global Debentures will be effected through records maintained by the Depository for such Global Debentures or its nominees (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Unless the Company elects, in its sole discretion, to prepare and deliver Definitive Debentures, beneficial owners who are not participants in the Depository's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interests in Global Debentures, may do so only through participants in the Depository's book-entry system.

        The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a participant) may be limited due to the lack of a physical certificate.

        Registered holders of Definitive Debentures may transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Debentures to the registrar for the Debentures at its principal offices in Toronto, Ontario or such other city or cities as may from time to time be designated by the Company, whereupon new Debentures will be issued in authorized denominations in the same aggregate principal amount as the Debentures so transferred, registered in the names of the transferees. No transfer of a Debenture will be registered on any interest payment date or during the five business days preceding an interest payment date on the Debentures or on any Redemption Date or during the five business days preceding the Redemption Date.

Payments

        Payments of interest and principal on each Global Debenture will be made to the Depository or its nominee, as the case may be, as the registered holder of the Global Debenture. As long as the Depository or its nominee is the registered owner of a Global Debenture, such Depository or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Indenture and the Debentures. The record date for the payment of interest will be the fifth business day prior to the applicable interest payment date. Interest payments on Global Debentures will be made by electronic funds transfer or by cheque on the day interest is payable and delivered to the Depository or its nominee, as the case may be.

        The Company understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit participants' accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of the Depository or its nominee. The Company also understands that payments of interest and principal by participants to the owners of beneficial interests in such Global Debenture held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Company in respect of payments on Debentures represented by the Global Debenture is limited solely and exclusively, while the Debentures are registered in Global Debenture form, to making payment of any interest and principal due on such Debentures to the Depository or its nominee.

        If Definitive Debentures are issued instead of or in place of Global Debentures, payments of interest on each Definitive Debenture will be made by electronic funds transfer, if agreed to by the holder of the Definitive Debenture, or by cheque dated the interest payment date and mailed to the address of the holder appearing in the register maintained by the registrar for the Debentures at least one business day prior to the applicable interest payment date. Payment of principal at maturity will be made at the principal office of the paying agent in the City of Toronto (or in such other city or cities as may from time to time be designated by the Company) against surrender of the Definitive Debentures, if any.

Reports to holders

        The Company shall file with the Debenture Trustee copies of the Company's annual report and other documents that the Company is required to deliver to shareholders under applicable securities legislation.

Governing law

        Each of the Indenture, the Second Supplement and the Debentures will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein applicable to contracts executed and to be performed entirely in such Province.

DESCRIPTION OF COMMON SHARES

        The following summary description sets forth some of the general terms and provisions of the common shares into which the Debentures will be convertible. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our common shares, you should refer to the provisions of our Articles of Continuance, which we refer to as our "Articles."

        The last reported sale price of our common shares on the TSX on June 25, 2012 was Cdn$13.69 per common share, and the last reported sale price of our common shares on the NYSE on June 25, 2012 was $13.30 per common share.

Common shares

        Our Articles authorize an unlimited number of common shares. At the close of business on June 25, 2012, 113,681,691 of our common shares were issued and outstanding.

        Our common shares are listed on the TSX under the symbol "ATP" and on the NYSE under the symbol "AT." Holders of our common shares are entitled to receive dividends as and when declared by our board of directors and are entitled to one vote per common share on a vote by poll, or one vote per person present who is a shareholder or a proxy holder for a vote by show of hands, in each case with respect to all matters to be voted on at meetings of shareholders. We are limited in our ability to pay dividends on our common shares by restrictions under the Business Corporations Act (British Columbia), which we refer to as the "BC Act," relating to our solvency before and after the payment of a dividend. Holders of our common shares have no preemptive, conversion or redemption rights and are not subject to further assessment by us.

        Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of common shares are entitled to share ratably in the remaining assets available for distribution, after payment of liabilities.

        Pursuant to our Articles and the provisions of the BC Act, certain actions that may be proposed by us require the approval of our shareholders. We may, by special resolution and subject to our Articles, increase our authorized capital by such means as creating shares with or without par value or increasing the number of shares with or without par value. We may, by special resolution and subject to the BC Act, alter our Articles to subdivide, consolidate, change from shares with par value to shares without par value or from shares without par value to shares with par value or change the designation of all or any of our shares. We may also, by special resolution and subject to the BC Act, alter our Articles to create, define, attach, vary, or abrogate special rights or restrictions to any shares. Under the BC Act and our Articles, a special resolution is a resolution passed at a duly-convened meeting of shareholders by not less than two-thirds of the votes cast in person or by proxy at the meeting, or a written resolution consented to by all shareholders who would have been entitled to vote at the meeting of shareholders.

Certain provisions of our Articles and the BC Act

        We are governed by the BC Act. Our Articles contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise.

Advance notice procedures

        Our Articles establish an advance notice procedure for "special business" and shareholder proposals to be brought before a meeting of shareholders. For special business, advance notice describing the special business to be discussed at the meeting must be provided and that notice must include any documents to be approved or ratified as an addendum or state that such document will be available for inspection at our records office or other reasonably accessible location. Shareholders at an annual meeting may not consider proposals or nominations that are not specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder of record on the record date for the meeting or a proxyholder who is entitled to vote at the meeting.

Advance notice procedures

        Under the BC Act, shareholders may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office. The notice must include information on the business the shareholder intends to bring before the meeting. These provisions could have the effect of delaying until the next shareholder meeting shareholder actions that are favored by the holders of a majority of our outstanding voting securities.

Shareholder requisitioned meeting

        Under the BC Act, shareholders holding 1/20 of our outstanding common shares may request the directors to call a general meeting of shareholders to deal with matters that may be dealt with at a general meeting, including election of directors. If the directors do not call the meeting within the timeframes specified in the BC Act, the shareholder can call the meeting and we must reimburse the costs.

Removal of directors and increasing board size

        Under our Articles, directors may be removed by shareholders by passing an ordinary resolution of a simple majority of shareholders with the right to vote on such resolution. Further, under our Articles and subject to the BC Act, the directors may appoint additional directors up to one-third of the directors elected by the shareholders.

Canadian securities laws

        We are a reporting issuer in each of the provinces and territories of Canada and therefore subject to the securities laws in each such province and territory. Canadian securities laws require reporting of share purchases and sales by shareholders acquiring beneficial ownership of, or the power to exercise control or direction over, 10% or more of our common shares, including certain prescribed public disclosure of their intentions for their holdings. Canadian securities laws also govern how any offer to acquire 20% or more of our equity or voting shares must be conducted. The foregoing is a limited and general summary of certain aspects of applicable securities law in the provinces and territories of Canada, all in effect as of the date hereof. This summary is not a comprehensive description of relevant or applicable considerations regarding such requirements and, accordingly, is not intended to be, and should not be interpreted as, legal advice to any prospective purchaser and no representation with respect to such requirements to any prospective purchaser is made. Prospective investors should consult their own Canadian legal advisors with respect to any questions regarding securities law in the provinces and territories of Canada.

Transfer agent and registrar

        Computershare Investor Services Inc. and Computershare Trust Company, N.A. serve as our transfer agents and registrars for our common shares.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of the Debentures and the shares of common stock into which the Debentures may be converted by certain purchasers of the Debentures who are "U.S. Holders" (as defined below). Except where noted, this summary deals only with Debentures or common shares held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")), by a holder who purchases the Debentures on original issuance at the initial offering price (the first price at which a substantial portion of the Debentures is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary assumes that the Debentures will be treated as debt and not equity for U.S. federal income tax purposes. This discussion does not address the tax consequences to subsequent purchasers of Debentures.

        This summary does not purport to consider all of the U.S. federal income tax consequences of the purchase, ownership, conversion, and disposition of the Debentures, is not intended to reflect the particular tax position of any beneficial owner, is not a substitute for careful tax planning, and is not intended to constitute tax advice. In addition, this summary does not address the tax considerations that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax laws, such as:

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  dealers in securities or currencies;

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  financial institutions;

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  regulated investment companies;

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  real estate investment trusts;

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  tax-exempt entities (including private foundations);

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  qualified retirement plans, individual retirement accounts, and other tax-deferred accounts;

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  insurance companies;

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  persons holding the Debentures or common shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

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  persons that own, directly, indirectly or as a result of certain constructive ownership rules, stock representing 10% or more of the voting power in Atlantic Power, and persons related to such persons;

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  traders in securities that elect to use a mark-to-market method of accounting;

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  persons liable for alternative minimum tax;

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  U.S. Holders whose "functional currency" is not the U.S. dollar; or

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  U.S. tax expatriates and certain former citizens and long-term residents of the United States.

        This summary does not address any estate, gift, state, local, non-U.S. or other tax consequences, except as specifically provided herein.

        This summary is based upon the provisions of the Code, the United States Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code and the United States Treasury Regulations, all as currently in effect, and all subject to differing interpretations or change, possibly on a retroactive basis.

        For purposes of this summary, a "U.S. Holder" means a person that holds Debentures or common shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the U.S. (as determined under U.S. federal income tax rules);

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has in effect a valid election under applicable United States Treasury Regulations to be treated as a U.S. person.

        If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds Debentures or common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships or a partner in a partnership holding Debentures or common shares should consult their own tax advisor regarding the consequences of the ownership and disposition of Debentures or common shares by the partnership.

        The following summary is of a general nature only and is not a substitute for careful tax planning and advice. U.S. Holders of Debentures or common shares are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local or other taxing jurisdiction.

Debentures

Payments of interest

        Although there can be no assurances in this regard, we expect that the Debentures should be treated as debt for U.S. federal income tax purposes, notwithstanding certain features that may be more characteristic of equity (including, for example, the fact that we may elect to repay the Debentures at maturity with our common shares).

        It is expected that the Debentures will not be issued with original issue discount. If this is the case, payments of stated interest on a Debenture generally will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the holder's method of accounting for tax purposes. The amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. An accrual basis U.S. Holder may determine the amount of income recognized with respect to an interest payment denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years of a U.S. Holder, the part of the period within the U.S. Holder's taxable year). Under the second method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the U.S. Holder's taxable year. Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate the accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the IRS. Accordingly, accrual basis U.S. Holders should consult their own tax advisors regarding the desirability, mechanics and collateral consequences of making this election.

        Upon receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or other disposition of a Debenture), an accrual basis U.S. Holder will recognize U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference, if any, between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the U.S. dollar value of the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars at that time.

        Interest paid by Atlantic Power on the Debentures and interest accrued with respect to the Debentures will generally constitute income from sources outside the United States.

        Should any Canadian tax be withheld from payments on the Debentures, the amount withheld will be included in such holder's income at the time such amount is treated as received or accrued in accordance with such holder's method of tax accounting. Canadian withholding tax, if any, imposed on a U.S. Holder would, subject to limitations and conditions and at the election of such holder, be treated as foreign income tax eligible for credit against such holder's U.S. federal income tax liability or a deduction in computing taxable income, to the extent such tax is not otherwise refundable.

        In certain circumstances (see "Description of the Debentures"), Atlantic Power may pay amounts in excess of stated interest or principal on the Debentures. According to U.S. Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the Debentures were issued that such payments will be made. Atlantic Power believes that the likelihood that it will make any such payments is remote. Therefore, Atlantic Power does not intend to treat the potential payment of these amounts as part of the yield to maturity of the Debentures. Atlantic Power's determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Atlantic Power's determination is not, however, binding on the IRS, and, if the IRS were to challenge this determination, a U.S. Holder might be required to accrue income on its Debentures in excess of the stated interest, and to treat as ordinary income rather than capital gain some or all of the income realized on the taxable disposition of a Debenture before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If any such amounts are in fact paid, U.S. Holders will be required to recognize such amounts as income.

Sale, exchange and redemption of Debentures

        Generally, upon the sale, exchange or redemption of a Debenture, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or redemption (less any amount attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and such U.S. Holder's adjusted tax basis in the Debenture. The amount realized on a sale or other disposition for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or other disposition or, in the case of Debentures traded on an established securities market, as defined in the applicable U.S. Treasury regulations, that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. Accordingly, accrual basis U.S. Holders should consult their own tax advisors regarding the desirability, mechanics and collateral consequences of making this election. A U.S. Holder's adjusted tax basis in a Debenture will generally equal the cost of such Debenture to such U.S. Holder. A U.S. Holder's tax basis in a Debenture will be determined by reference to the U.S. dollar cost of the Debentures. The U.S. dollar cost of a Debenture purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Debentures traded on an established securities market, as defined in the applicable U.S. Treasury regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. Unless we are a passive foreign investment company (as discussed below) during the U.S. Holder's holding period for the Debentures, and except to the extent that any gain is attributable to changes in exchange rates (as discussed below), such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or redemption the Debenture has been held by such U.S. Holder for more than one year, and will generally be treated as from U.S. sources for the purposes of the U.S. foreign tax credit limitation. A non-corporate U.S. Holder may be eligible for reduced rates of taxation on any long-term capital gain recognized on the Debentures. The deductibility of capital losses is subject to limitations.

        Gain or loss recognized by a U.S. Holder on the sale or other disposition of a Debenture that is attributable to changes in exchange rates generally will be treated as U.S. source ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

        If the Company elects to repay in common shares the principal amount of any Debentures that are to be redeemed or that have matured, see "—Conversion of Debentures," below, for tax treatment.

Conversion of Debentures

        A U.S. Holder generally will not recognize any income, gain or loss on the conversion of a Debenture into common shares, except with respect to (i) any foreign currency exchange gain or loss (to the extent of the total gain or loss "realized" on the conversion), (ii) any cash received in lieu of a fractional common share, and (iii) any cash received that is attributable to accrued and unpaid interest. The U.S. Holder's exchange gain or loss (which is generally treated as U.S. source ordinary income or loss) is limited to the total gain or loss "realized" on the conversion, even though such gain or loss generally would not actually be recognized, and is computed by translating the issue price at the spot rate on the conversion date and subtracting from such amount the issue price translated at the spot rate on the date the U.S. Holder acquired the Debenture. The U.S. Holder's aggregate tax basis in the common stock received (including the tax basis of any fractional share that is deemed to be issued and then redeemed as described below) generally will equal the U.S. Holder's tax basis in the Debenture plus or minus any foreign currency exchange gain or loss. The U.S. Holder's holding period in the common stock received generally will include the holding period in the Debenture.

        With respect to cash received in lieu of a fractional common share, a U.S. Holder will be treated as if the fractional common share were issued and then immediately redeemed for cash. Accordingly, the U.S. Holder generally will recognize gain or loss equal to the difference between the cash received and that portion of the Holder's tax basis in the common stock (determined as discussed above) attributable to the fractional share. Any such gain recognized generally would be capital gain and would be long-term capital gain if, at the time of conversion, the Debenture has been held for more than one year.

Disposition of foreign currency

        Foreign currency received as interest on a Debenture or on the sale or other disposition of a Debenture will have a tax basis equal to its U.S. dollar value at the time the interest is received or at the time of the sale or other disposition. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Debentures or an exchange for U.S. dollars) generally will be U.S. source ordinary income or loss.

Common shares

Taxation of distributions

        The gross amount (i.e., before Canadian withholding tax) of distributions to a U.S. Holder on our common shares (other than distributions in liquidation or in redemption of stock that are treated as exchanges) will be treated as a dividend, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend will be includible in a U.S. Holder's gross income on the day actually or constructively received. Distributions to a U.S. Holder in excess of earnings and profits will be treated first as a return of capital that reduces a U.S. Holder's tax basis in such common shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our common shares), and then as gain from the sale or exchange of such common shares.

        Non-corporate U.S. Holders will generally be eligible for the preferential U.S. federal rate on qualified dividend income for tax years beginning on or before December 31, 2012, provided that we are a "qualified foreign corporation," the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied.

        A qualified foreign corporation includes a foreign corporation that is not a PFIC (as defined below) in the year of the distribution or in the prior tax year and that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department has determined that the treaty is satisfactory for purposes of the legislation. Based on current law and applicable administrative guidance, our dividends paid before December 31, 2012 should be eligible for treatment as qualified dividend income, provided the holding period and other requirements are satisfied. In the absence of intervening legislation, dividends received by a U.S. Holder after tax years beginning on or after December 31, 2012 will be taxed to such Holder at ordinary income rates.

        Distributions to U.S. Holders generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

        A U.S. Holder will be taxed on the U.S. dollar value of any Canadian dollars received as dividends, generally determined at the spot rate as of the date the payment is actually or constructively received. No currency exchange gain or loss will be recognized by a U.S. Holder on such dividend payments if the Canadian dollars are converted into U.S. dollars on the date received at that spot rate. Any gain or loss on a subsequent conversion or other disposition of Canadian dollars generally will be treated as U.S.-source ordinary income or loss.

  Taxation of sale, exchange or other taxable disposition of common shares

        Upon the sale, exchange or other taxable disposition of a common share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder's tax basis in the common share. The amount realized on the sale, exchange or other taxable disposition of the common shares will be the U.S. dollar value of any Canadian dollars received in the transaction, which is determined for cash basis taxpayers on the settlement date for the transaction and for accrual basis taxpayers on the trade date (although accrual basis taxpayers can also elect the settlement date through an election that must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service). Any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder's holding period for the common shares transferred exceeds one year on the date of the sale or disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of common shares are currently subject to tax at reduced rates. The deductibility of capital losses is subject to several limitations. Any gain or loss realized on a subsequent conversion or other disposition of Canadian dollars will be ordinary gain or loss.

Disclosure of reportable transactions

        If a U.S. Holder sells or disposes of the Debentures or common shares at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. Holder may be required to file a disclosure statement with the IRS. For U.S. Holders that are individuals or trusts, there is a special reporting requirement threshold for foreign currency losses, which is US$50,000. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

Foreign tax credit limitations

        U.S. Holders may be subject to Canadian withholding tax on payments made with respect to the Debentures or common shares. Subject to certain conditions and limitations, such withholding taxes may be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. Such credit may not be available to U.S. Holders owning the common shares in a non-taxable account. Additionally, foreign taxes may not be eligible to the extent they could have been reduced pursuant to an income tax treaty.

        It is possible that we are, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S.-source income (rather than foreign-source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S.-source income. The effect of this rule may be to treat a portion of any dividends we pay as U.S.-source income. Treatment of the dividends as U.S.-source income in whole or in part may limit a U.S. Holder's ability to claim a foreign tax credit for the Canadian withholding taxes payable in respect of the dividends. Subject to certain limitations, the Code permits a U.S. Holder entitled to benefits under the U.S.-Canadian income tax treaty to elect to treat any Company dividends as foreign-source income for foreign tax credit purposes. U.S. Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election.

        The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company

        A foreign corporation is a passive foreign investment company ("PFIC") within the meaning of Section 1297 of the Code if, during any taxable year, (i) 75% or more of its gross income consists of certain types of passive income, or (ii) the average value (or basis in certain cases) of its passive assets (generally assets that generate passive income) is 50% or more of the average value (or basis in certain cases) of all of its assets. If we were a PFIC while a taxable U.S. Holder held common shares, the PFIC rules could have the effect of subjecting such U.S. Holder to an interest charge on any deferred taxation and taxing gain upon the sale of our common shares as ordinary income. If we were a PFIC while a taxable U.S. Holder held Debentures, the interest charge and gain recharacterization rules described in the preceding sentence could potentially apply to such U.S. Holder with respect to its

Debentures, or to any common shares received upon a conversion of the Debentures. In addition, under recently enacted legislation each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require. The reporting requirements imposed by this new legislation have been suspended until the IRS issues the revised form necessary to report the requisite information, but following the release of such revised form, affected U.S. Holders will have to attach the form for the suspended tax year to their next return to be filed with the IRS. If we were classified as a PFIC in any year with respect to which a U.S. Holder owns the Debentures or common shares, we would continue to be treated as a PFIC with respect to the U.S. Holder in all succeeding years during which the U.S. Holder owns the Debentures or common shares, regardless of whether we continue to meet the tests described above. However, if we ceased to be a PFIC, a U.S. Holder of our common shares could avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our common shares.

        We do not believe we are a PFIC, and we do not expect to become a PFIC. If our income or asset composition were to become more passive (including through the acquisition of assets that generate passive income, or minority investments in stock of corporations), we could potentially become a PFIC. Our PFIC status for any taxable year may also depend upon the extent to which our revenue is subject to special PFIC rules with respect to "commodities," an analysis that raises uncertainties in application and interpretation. Additionally, if we were a PFIC and were to form or acquire non-U.S. subsidiaries that are treated as corporations for U.S. tax purposes, such subsidiaries could potentially be PFICs. If we owned a subsidiary that is a PFIC, then taxable U.S. Holders could be adversely affected as a result of their indirect ownership of stock in any subsidiary of ours that is a PFIC.

Information reporting and backup withholding

        In general, information reporting requirements will apply to payments with respect to the Debentures or common shares paid to a U.S. Holder other than certain exempt recipients (such as corporations). Backup withholding will apply to such payments if such U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability provided the required information is furnished by such U.S. Holder to the IRS in a timely manner. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

        In addition, certain U.S. Holders who are individuals who hold certain foreign financial assets (which may include common shares) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of reporting requirements on their ownership and disposition of common shares.

Additional tax on passive income

        Certain U.S. Holders that are individuals, estates or trusts will be required to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. Such tax will apply to dividends and to capital gains from the sale or other disposition of our common shares. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of common shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations thereunder (the "Tax Act") to a holder who acquires all of the interest in the Debentures as beneficial owner pursuant to the offering and who, for the purposes of the Tax Act and the Canada-United States Income Tax Convention (the "Canadian Treaty"), at all relevant times (a) is a resident of the United States and not resident, or deemed to be resident, in Canada, (b) holds the Debentures and will hold the common shares issuable on the conversion, redemption, purchase for cancellation or maturity of the Debentures as capital property, (c) deals at arm's length with the Company, (d) is not affiliated with the Company, and (e) does not use or hold and is not deemed to use or hold the Debentures or the common shares issuable on the conversion, redemption, purchase for cancellation or maturity of the Debentures in connection with a trade or business that the prospective purchaser carries on, or is deemed to carry on, in Canada at any time (a "U.S. Holder"). For the purpose of the Tax Act, related persons (as defined therein) are deemed not to deal at arm's length, and it is a question of fact whether persons not related to each other deal at arm's length. Special rules which are not discussed in this summary may apply to "financial institutions" (as defined in the Tax Act), to a U.S. Holder that is an insurer carrying on an insurance business in Canada and elsewhere and to an "authorized foreign bank" (as defined in the Tax Act), and, accordingly, such persons should consult their own tax advisors. This summary is not applicable to a U.S. Holder that is a "specified shareholder" as defined in subsection 18(5) of the Tax Act of the Company or that does not deal at arm's length for purposes of the Tax Act with a "specified shareholder" of the Company. Generally, for this purpose, a "specified shareholder" is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm's length for purposes of the Tax Act, shares of the capital stock of the Company that either (i) give the shareholder 25% or more of the votes that could be cast at an annual meeting of the shareholders or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the capital stock of the Company. Such U.S. Holders should consult their own tax advisors.

        Limited liability companies ("LLCs") that are not taxed as corporations pursuant to the provisions of the Code do not qualify as resident in the U.S. for purposes of the Canadian Treaty. Under the Canadian Treaty, a resident of the U.S. who is a member of such an LLC and is otherwise eligible for benefits under the Canadian Treaty may generally be entitled to claim benefits under the Canadian Treaty in respect of income, profits or gains derived through the LLC.

        The Canadian Treaty includes limitation on benefits rules that restrict the ability of certain persons who are resident in the U.S. for purposes of the Canadian Treaty to claim any or all benefits under the Canadian Treaty. U.S. Holders should consult their own tax advisors with respect to their eligibility for benefits under the Canadian Treaty, having regard to these rules.

        This summary is of a general nature only and is based upon the facts set out herein, the provisions of the Tax Act, the Canadian Treaty and the current published administrative policies and assessing practices of the CRA, all in effect as of the date hereof. This summary is based on the assumption that the Debentures and the common shares issuable on the conversion, redemption, purchase for cancellation or maturity of the Debentures will at all relevant times be listed on the Toronto Stock Exchange. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. There can be no assurance that any such proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies and assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

        This summary is not exhaustive of all possible Canadian federal tax considerations applicable to an investment in Debentures. Moreover, the Canadian tax consequences of acquiring, holding or disposing of Debentures or common shares issuable on the conversion, redemption, purchase for cancellation or maturity of the Debentures will vary depending on the U.S. Holder's particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser and no representation with respect to the tax consequence to any particular U.S. Holder is made. Prospective investors should consult their own tax advisor with respect to the Canadian tax consequences of an investment in Debentures based on their particular circumstances.

        Prospective investors may also be subject to certain Canadian provincial or territorial tax consequences as a result of acquiring, holding or disposing of Debentures or common shares issuable on the conversion, redemption, purchase for cancellation or maturity of the Debentures. Accordingly, prospective investors are urged to consult with their tax advisors for advice with respect to Canadian provincial or territorial tax consequences of an investment in Debentures based on their particular circumstances.

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Debentures or common shares issuable on the conversion, redemption, purchase for cancellation or maturity of the Debentures, including income, gain or profit, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise in accordance with the detailed rules in the Tax Act.

Debentures

Taxation of interest on Debentures

        Based on the published administrative position of the CRA, a U.S. Holder will not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Company as, on account or in lieu of payment of, or in satisfaction of, interest or principal on the Debentures. However, a U.S. Holder who transfers or is deemed to transfer a Debenture to a holder resident or deemed to be resident in Canada for purposes of the Tax Act should consult its own tax advisor for advice with respect to the tax consequences of such transfer.

Exercise of conversion privilege

        The conversion of a Debenture into common shares only on the exercise of a conversion privilege by a U.S. Holder will generally be deemed not to constitute a disposition of the Debenture and, accordingly, a U.S. Holder will not recognize a gain or a loss on such conversion.

Dividends on common shares

        Dividends paid or credited on the common shares, or deemed under the Tax Act to be paid or credited on the common shares, to a U.S. Holder will generally be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable tax treaty. Under the Canadian Treaty, the withholding tax rate in respect of a dividend paid or credited to a U.S. Holder who is the beneficial owner of the dividend and is entitled to full benefits under the Canadian Treaty is generally reduced to 15%.

Disposition of Debentures and common shares

        A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such U.S. Holder on a disposition of a Debenture or a common share, as the case may be, unless the Debenture or common shares constitutes "taxable Canadian property" (as defined in the Tax Act)

of the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under an applicable tax treaty. Where the common shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes both the TSX and NYSE) at a particular time the Debentures and the common shares will not constitute taxable Canadian property to a U.S. Holder at such time provided that at any particular time during the sixty-month period that ends at that time, either: (a) the U.S. Holder, persons with whom the U.S. Holder does not deal at arm's length, or the U.S. Holder together with all such persons, have not owned 25% or more of any class or series of shares of the capital stock of the Company; or (b) such common shares did not derive, directly or indirectly, more than 50% of their fair market value from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options or interests in respect of property described in (i), (ii) and (iii).

        In the event that the Debentures or the common shares constitute or are deemed to constitute taxable Canadian property to any U.S. Holder, the Canadian Treaty (or other applicable tax treaty or convention) may exempt the U.S. Holder from tax under the Tax Act in respect of the disposition thereof, provided the value of such common shares is not derived principally from real property situated in Canada (as may be defined in the applicable tax treaty or convention). U.S. Holders whose common shares or Debentures may be taxable Canadian property should consult with their own tax advisors for advice having regard to their particular circumstances.

 UNDERWRITING

        We are offering the Debentures in this prospectus through the underwriters named below. TD Securities Inc. is the book-running manager of this offering. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to issue and sell, and the underwriters have agreed to purchase, as principals, on the closing date, being July 5, 2012 or such other date as may be agreed upon by us and the underwriters, but in any event not later than July 17, 2012 an aggregate of $130,000,000 principal amount of Debentures. Subject to certain conditions, the underwriters have agreed to purchase the aggregate principal amount of Debentures indicated in the following table:

Underwriters	Amount of Debentures
TD Securities Inc.	$45,500,000
BMO Nesbitt Burns Inc.	$29,250,000
CIBC World Markets Inc.	$13,000,000
RBC Dominion Securities Inc.	$13,000,000
National Bank Financial Inc.	$9,750,000
Scotia Capital Inc.	$9,750,000
Desjardins Securities Inc.	$6,500,000
Macquarie Capital Markets Canada Ltd.	$3,250,000

Total	$130,000,000

        The underwriters are committed to take and pay for all of the Debentures being offered, if any are taken. The obligations of each of the underwriters under the underwriting agreement may be terminated at its discretion upon the occurrence of certain stated events. The underwriters propose to offer the Debentures to the public initially at the offering price and in the principal amount, respectively, specified on the cover page of this prospectus. After the underwriters have made a reasonable effort to sell all of the Debentures offered hereby at the offering price and in the principal amount, respectively, specified on the cover page, the price per Debenture for the Debentures may be decreased and may be further changed from time to time to amounts not greater than those set forth on the cover page. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers of the Debentures is less than the amount paid by the underwriters to us.

        The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a CDS Clearing and Depository Services Inc. ("CDS") participant (a "CDS Participant"). At closing, we will cause global certificates representing the Debentures being offered to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of the Debentures must be exercised through, and all payments or other property to which such holder is entitled will be made or delivered by, CDS or the CDS Participant through which the holder of Debentures holds such Debentures. Each person who acquires Debentures will receive only a customer confirmation of purchase from the underwriter or registered dealer from or through which the Debentures are acquired in accordance with the practices and procedures of that underwriter or registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book-entry accounts for its CDS Participants having interests in the Debentures.

        We expect that delivery of the Debentures will be made against payment therefor on or about the closing date of this offering specified on the cover page of this prospectus, which is six business days following the date of pricing of the Debentures (this settlement cycle being referred to as "T+ 6"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Debentures prior to the closing date may be required, by virtue of the fact that the Debentures initially will settle in T+ 6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Debentures who wish to trade their Debentures prior to the closing date should consult their own advisor.

Commissions and discounts

        The following table shows the per Debenture and total underwriting discounts to be paid to the underwriters by us:

Per Debenture	$40
Total	$5,200,000

        We estimate that the total expenses of this offering payable by us, not including the underwriting discounts but including our reimbursement of certain expenses of the underwriters, will be approximately $0.8 million.

Lock-up

        Subject to certain exceptions, we and our senior officers and directors have agreed with the underwriters, subject to certain exceptions, not to issue, offer, sell, contract to sell or otherwise dispose of any of the Debentures or common shares or any securities convertible into or exercisable or exchangeable for any Debentures or common shares or financial instruments convertible into or exercisable or exchangeable for Debentures or common shares, or announce any intention to effect any of the foregoing, for a period of 90 days from the date of the underwriting agreement without the prior written consent of the underwriters, which consent may not be unreasonably withheld; except in each case for (i) issuances upon the exercise of outstanding convertible debentures, options or warrants, (ii) the issuance of securities pursuant to our Long Term Incentive Plan and 2012 Equity Incentive Plan, (iii) the filing of a universal shelf registration statement on Form S-3 relating to one or more types or classes of our securities, (iv) the filing of a registration statement or a prospectus supplement with respect to a dividend reinvestment plan that may be adopted by us and the issuance of common shares pursuant to such dividend reinvestment plan and (v) the issuance and sale of the securities described in this prospectus under the heading "Description of Concurrent Offering of Common Shares."

        Notwithstanding the foregoing, if (i) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Indemnification and contribution

        We have agreed to indemnify the underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we have agreed to contribute to the payments the underwriters, their affiliates and controlling persons may be required to make in respect of those liabilities.

Listing

        There is currently no trading market for the Debentures. We have applied to list the Debentures and the common shares issuable upon the conversion of the Debentures on the TSX, which listing will be subject to the Company fulfilling all of the listing requirements of the TSX. Our outstanding common shares are listed on the TSX under the symbol "ATP" and on the NYSE under the symbol "AT."

Price stabilization, short positions and passive market making

        Pursuant to policy statements of Canadian securities regulators, the underwriters may not, throughout the period of distribution, bid for or purchase the Debentures. This restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, any of the Debentures. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first mentioned exception, in connection with this offering, the underwriters may effect transactions that stabilize or maintain the market price of the Debentures at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be interrupted or discontinued at any time.

Other relationships

        Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to us or our subsidiaries, for which they have in the past received, and may currently or in the future receive, customary fees and expenses. An affiliate of each of TD Securities Inc. and BMO Nesbitt Burns Inc. is a lender to us and certain of our subsidiaries under an amended and restated credit agreement dated as of November 4, 2011 between us, certain of our subsidiaries and a syndicate of financial institutions, as amended, pursuant to which they have made available to us a senior revolving credit and letter of credit facilities up to an approximate amount of US$300 million.

Agreement to Purchase Securities

        FOR PURPOSES OF THE U.S. SECURITIES LAWS, NO BINDING COMMITMENT TO PURCHASE THE DEBENTURES OFFERED PURSUANT TO THIS PROSPECTUS IS MADE BY ANY INVESTOR, AND NO SALE OF THE DEBENTURES OFFERED PURSUANT TO THIS PROSPECTUS IS MADE TO ANY INVESTOR, UNTIL 5:00 P.M. (TORONTO TIME) ON THE SECOND BUSINESS DAY AFTER SUCH INVESTOR RECEIVES THIS PROSPECTUS. UNTIL SUCH TIME, ANY INVESTOR MAY CANCEL HIS OR HER INTENTION TO PURCHASE THE DEBENTURES WITHOUT PENALTY BY CONTACTING THE UNDERWRITERS NAMED IN THIS PROSPECTUS.

LEGAL MATTERS

        Certain legal matters relating to the issue and sale in Canada of the securities offered hereby will be passed upon for us by Goodmans and Goodmans LLP and by Blake, Cassels & Graydon LLP on behalf of the underwriters. Goodwin Procter LLP is acting as U.S. counsel to Atlantic Power in this offering and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as U.S. Counsel to the underwriters.

 EXPERTS

        The consolidated financial statements and financial statement schedule of Atlantic Power Corporation as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 appearing in Atlantic Power's Annual Report on Form 10-K for the year ended December 31, 2011, as amended (including the schedule appearing therein), have been so incorporated by reference herein in reliance upon the reports of the United States and Canadian firms of KPMG LLP, independent registered public accounting firms, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

        The financial statements of Chambers Cogeneration Limited Partnership as of December 31, 2010 and for the year then ended incorporated in this registration statement by reference to Atlantic Power's Annual Report on Form 10-K for the year ended December 31, 2011, as amended, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Chambers Cogeneration Limited Partnership restatement of its financial statements as described in the Restatement of Previously Issued Financial Statements section of Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Capital Power Income L.P. as of December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010, incorporated by reference into this registration statement by reference to Atlantic Power's Current Report on Form 8-K/A filed with the SEC on December 20, 2011, have been so incorporated by reference herein in reliance on the report of the Canadian firm of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

        We are "incorporating by reference" into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The documents that we incorporate disclose important information that each prospective purchaser should consider when deciding whether to invest in the Debentures and common shares. We incorporate the documents listed below:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012, as amended on April 2, 2012;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 7, 2012;

  •
  our annual Proxy Statement on Schedule 14A relating to our annual meeting of shareholders, filed with the SEC on April 30, 2012;

  •
  our Current Reports on Form 8-K filed with the SEC on February 3, 2012, March 2, 2012, April 5, 2012 and June 25, 2012, except, in any such cases, the portions furnished and not filed pursuant to Item 7.01 or otherwise;

  •
  the audited consolidated financial statements of Capital Power Income L.P. and its subsidiaries as of December 31, 2010 and 2009 and for each of the three years ended December 31, 2010, 2009 and 2008, and the notes related thereto, filed as Exhibit 99.1 to our Current Report on Form 8-K/A, filed with the SEC on December 20, 2011; and

  •
  the unaudited condensed interim consolidated financial statements of Capital Power Income L.P. and its subsidiaries as of and for the three and nine months ended September 30, 2011 and 2010 and the notes related thereto, filed as Exhibit 99.2 to our Current Report on Form 8-K/A, filed with the SEC on December 20, 2011.

        You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following: Atlantic Power Corporation, One Federal Street, Floor 30, Boston, Massachusetts 02110. Our telephone number is (617) 977-2400.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement under the Securities Act that registers the offer and sale of the securities offered by this prospectus. This prospectus is part of the registration statement, but the registration statement, including the accompanying exhibits included or incorporated by reference therein, contains additional relevant information about us. We have also filed a registration statement under the Securities Act that registers the common shares that we are offering concurrently herewith.

        We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement containing this prospectus and the registration statement with respect to the registration of the common shares, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov and on our website at http://www.atlanticpower.com. We have included the SEC's web address and our web address as inactive textual references only. Our website is not incorporated into, and does not constitute a part of, this prospectus or any other report or documents we file with or furnish to the SEC.

$130,000,000

5.75% Series C Convertible Unsecured Subordinated Debentures due 2019

and

Common Shares Issuable Upon Conversion of the Debentures

PROSPECTUS

Book-Running Manager
TD Securities
Co-Lead Manager
BMO Capital Markets
Co-Managers
CIBC	RBC Capital Markets
NBF Securities (USA) Corp.	Scotiabank
Desjardins Capital Markets
Macquarie Capital Markets Canada Ltd.

June 26, 2012